WHEREVER YOU'RE GOING —

We'll Show you the Way[SM]

GA Financial, Inc.

2001 Annual Report

GA Financial, Inc.



Lending Retail Banking Wealth Management

A Special Message to Shareholders:

SEPTEMBER 11TH CHANGED OUR WORLD, AND 2001 PROVED TO BE A YEAR UNLIKE ANY WE HAVE EVER EXPERIENCED. WE FELT IT APPROPRIATE TO DEVOTE A SMALL PORTION OF THIS YEAR'S ANNUAL REPORT TO REFLECT UPON AND MEMORIALIZE SOME OF OUR FEELINGS AS WE LOOK BACK ON A YEAR OF TRAGEDY AND TRIUMPH.

We should have known that 2001 was going to be "different." We began the year not knowing who was going to be our next President. The result of the November 2000 election would not be known until January 8th, and even then the method of determining the winner and the final result were questioned by many. Shortly thereafter, our new President assumed office without a clear mandate nor a sense of national support. To further complicate matters, an equally-divided Senate was tipped when one member changed his affiliation and became an independent.

In the conclusion of my Message to Shareholders in last year's Annual Report, I made the following observation:

> "As we move into 2001, we are enthusiastic and optimistic. Although there are troubling signs of recession, we have already seen the Federal Reserve reverse its stance on fighting inflation, and with two recent interest rate cuts, is now focused on engineering that elusive 'soft landing' and avoiding recession."

Early in the year, the obsession of the news media kept us focused on the never ending election issues; the multitude of twelfth-hour pardons granted by former President Clinton; the execution of Timothy McVeigh; the disappearance of Chandra Levy and a host of other intriguing but ultimately trivial stories.

And then of course, September 11. Our world was changed forever, and in ways we are still yet to know. We may never again see "normal" as we defined it on September 10.

Yet, out of all this tremendous tragedy, heartache and fear, in the true American spirit, we look for the good coming out of this evil. And there has been some good: we have a renewed sense of unity, patriotism and national pride; "old glory" appears everywhere and we are actually singing the National Anthem; we don't take so many things for granted and we are more thankful for our many blessings; for those we love, we tell them that a little more often; we have refocused and redefined our values; and we have become a kinder and gentler society.

However, there is much concern over what the new "normal" will look like. Will it become normal to have our federal, state and local law enforcement agencies on the highest alert for extended periods? Will it become normal to see armed military personnel in our airports? Will it become normal for our post offices to operate under the fear of further Anthrax mail bombs, and will it be normal for the Postal Service to run huge deficits into the future? Will our commitment to eradicate terrorism require continuous military operations at home and abroad?

And perhaps the most practical question: How are we going to pay for this new state of "normal?"

During the last Presidential election, the primary debate was how we would use the tremendous surplus that had accumulated in the previous few years. Only a year later, the surplus is gone and the tremendous expense caused by and resulting from the September 11 attacks may mean future deficits for some time to come.

We look back on 2001 in disbelief at what happened. We look forward in 2002 with cautious optimism that the worst must surely be over. However, we should not become complacent. We realize now how vulnerable our open society leaves us. We need to pray more often, be alert and cautious in our surroundings, and be less tolerant of unacceptable antisocial behavior. We need to ponder in our hearts how to balance the freedoms we hold dear with the need to protect those who are dear to us.

"WE LOOK BACK ON 2001 IN DISBELIEF AT WHAT HAPPENED. WE LOOK FORWARD IN 2002 WITH CAUTIOUS OPTIMISM THAT THE WORST MUST SURELY BE OVER."

May God Bless America as we move forward in 2002 to restore our values and create a heightened sense of civility in the world.

Sincerely,

JOHN M. KISH
Chairman and
Chief Executive Officer,
GA Financial, Inc.

FINANCIAL HIGHLIGHTS

Year Ended December 31,
(Dollars in thousands, except per share amounts)

Financial Condition Data	2001	2000	1999
Assets	$863,836	$889,169	$882,980
Securities	338,456	423,316	457,684
Loans	457,008	402,101	355,240
Deposits	529,691	522,485	495,124
Borrowed funds	229,575	268,598	297,160
Shareholders' equity	96,940	92,648	84,571
Income Statement Data			
Net interest income	$22,932	$22,753	$23,257
Provision for loan losses	1,075	630	390
Noninterest income	3,546	3,825	3,826
Net income	5,166	6,652	7,115
Per Common Share Data			
Earnings - diluted	$1.00	$1.24	$1.22
Cash dividends	0.72	0.72	0.64
Book value	17.92	16.48	13.59
Ratios			
Return on average assets	0.59%	0.76%	0.81%
Return on average equity	5.27	7.79	7.61
Shareholders' equity to assets	11.22	10.42	9.58
Loans-to-deposits	86.28	76.96	71.75

Loans
(in millions)



$307.8
$332.3
$355.2
$402.1
$457.0
97
98
99
00
01

December 31,

Deposits
(in millions)



$462.2
$482.5
$495.1
$522.5
$529.7
97
98
99
00
01

December 31,

Book Value



$15.05
$15.51
$13.59
$16.48
$17.92
97
98
99
00
01

December 31,

Cumulative Share Repurchases
(in millions)



1.1
1.8
2.7
3.3
3.6
97
98
99
00
01

December 31,

Message to Our Shareholders

we have been transitioning our Company from a traditional thrift to a community-based commercial bank and, as part of this transition, we have made significant investment in the Company to enhance longer-term profitability and success.



John M. Kish
Chairman and
Chief Executive Officer,
GA Financial, Inc. and
Great American Federal



Todd L. Cover
President and
Chief Operating Officer,
Great American Federal

One of our primary investments has been in human capital, and we now have a cadre of senior management that brings a wealth of commercial banking experience, as well as a new sense of energy and urgency, a fresh set of eyes and an attitude that anything and everything is subject to change. We are complemented by a dedicated group of middle managers, many of whom also have commercial banking experience, and share our vision and enthusiasm. At the same time, our seasoned staff provides stability and identity with our roots, and consistency for our customers. The most recent addition to our management team occurred in June 2001 when we brought on James V. Dionise as Senior Vice President and Chief Financial Officer. He joins us after serving with MBNA, PNC Bank and Ernst & Young. We are looking for Jim to help us in many ways, not the least of which is the development of a more tightly structured discipline to reduce expenses and improve efficiencies. We now have a team in place with a depth of competence rarely found in community banking circles.

As we have been rebuilding the infrastructure and culture necessary to our transition, the investments we have made have negatively impacted short-term earnings. We have recognized significant expenses related to an early retirement program, executive severance payments, a branch closing, the exiting from the data processing business and the development of new products and services. We have also made significant investment in technology to enhance our company's speed to market in developing and introducing new competitive products and to improve our already high level of customer service, as well as the cost of human capital and expertise as previously mentioned.

The continuing transition, coupled with the difficult economic environment in 2001, resulted in disappointing financial results for the year. A planned result of the restructuring of our balance sheet was a shrinking of our asset size. Earnings were also down for many of the reasons described above. Our full financial results together with the detailed Management Discussion and Analysis follows in this report for your review.

Commercial/Multi-Family Real Estate Loans
(in millions)


$10.1
$12.6
$22.0
$29.1
$73.6
97
98
99
00
01
December 31,

Consumer Loans
(in millions)


$61.7
$57.6
$54.7
$58.5
$66.5
97
98
99
00
01
December 31,

Some of the notable events and accomplishments for the year 2001 include:

☆ We launched our new wealth management subsidiary, GA Financial Strategies LLC, in July and have been busy with product training, building marketing promotional materials and introducing the services to customers. We look forward to our first full year of results from this subsidiary in 2002;

☆ We announced and completed our ninth 5% stock repurchase plan (and already this year we have announced another such plan);

☆ We designed and implemented a new LAN/WAN network to enhance internal communications and allow for more efficient customer service;

☆ We continued to show strong growth in our lending activities, further increasing our loan-to-deposit ratio to 86%, notwithstanding a year in which we experienced significant prepayments and refinancings;

☆ In recognition of this loan growth, we aggressively added to our allowance for loan losses, increasing our allowance to total loans to 0.70% and our allowance to nonperforming assets to 192%;

☆ As a further result of our continued loan growth, we reduced the total investment securities in our portfolio and restructured this portfolio to reduce interest rate sensitivity and shorten its duration; and we also recorded a non-cash charge for other than temporary declines in certain investments;

☆ In connection with the restructuring and reduction of our investment portfolio, we also reduced our wholesale borrowings by approximately $39 million;

☆ We closed our Wal-Mart in-store office in Belle Vernon, Pa. After four years this office had not reached the level of critical mass necessary to contribute to profitability, and the decision was made last year to do so;

☆ Our book value increased from $16.48 to $17.92; and

☆ In December, we entered into a new "partnership" with the Kirchman Corporation, a leader in technology solutions for the banking industry. Following our conversion to their operating system, they will provide us with our basic platform and technology needs and programs. We expect to see significant improvement in new products and product development, increased efficiencies and servicing for our customers and much better and more precise financial reporting and analysis.

We believe the Company is now in position to see these investments begin to bear fruit as we move into 2002. Moving forward, we are keenly focused on improving earnings and efficiencies and reducing operating costs. We are committed to improving profitability and will benchmark against best-in-class peers, both traditional thrifts and community banks. We have already begun the transition to a pay for performance environment, thus instilling a results-oriented culture. With all of this in mind, we have set five primary goals for GA Financial for the coming year:

"MOVING FORWARD, WE ARE KEENLY FOCUSED ON IMPROVING EARNINGS AND EFFICIENCIES AND REDUCING OPERATING COSTS. WE ARE COMMITTED TO IMPROVING PROFITABILITY AND WILL BENCHMARK AGAINST BEST-IN-CLASS PEERS, BOTH TRADITIONAL THRIFTS AND COMMUNITY BANKS."

1) We will reduce our operating and overhead expenses, and improve our efficiency ratio. Late last year, we initiated a comprehensive branch profitability study, the results of which should improve location and unit profitability. We have also challenged each vice president to look for operating efficiencies in their respective areas of responsibility.

2) We will successfully implement our new technology platform. Our conversion to the Kirchman operating system will extend into the fourth quarter of this year and will require the commitment and attention of many people throughout the organization. We are certain that the final result from a successful conversion will help us to grow future revenues and reduce future expenses.

3) We will continue to grow the commercial and small business market. We enjoyed considerable success last year in expanding our customer base and relationships for this market segment. We are confident that we can serve a niche for those businesses having credit needs between a half million dollars and $5 million, which exceeds the ability of most of our smaller competitors to fund, and is less than the regionals prefer.

4) We will continue to grow the wealth management subsidiary. We are confident that we have built a model that will provide sustained fee income, and again look to serve a niche and attract those customers who fall below the radar screen of the larger providers of financial management services, and will produce a base of loyal customers for continuing services.

5) We will continue to grow our retail and consumer business, in a way that makes all of our branches more profitable. There is ample room to grow our retail market share, and it is our intention to improve branch profitability by both reducing costs and enhancing revenues.

We are committed to succeeding in this transition to a full-service community bank. To complete the transition we will execute our carefully developed strategic, business and technology plans. The key to those plans is building relationships. From a business

Commercial and Residential Construction and Development Loans
(in millions)


$25.5
$11.8
$2.3
$1.0
$0.8
97
98
99
00
01
December 31,

Commercial Business Loans
(in millions)


$17.9
$7.2
$1.3
$2.3
$2.8
97
98
99
00
01
December 31,

perspective that means: increasing sales; increasing the depth of each customer relationship and expanding our customer base; offering convenient delivery channels for all products and services; consulting, advising and partnering with customers to provide solutions for their wants and needs; filling product voids to offer one-stop financial services for customers and prospects; and leveraging the trust and confidence earned by our 225 employees every day.

As we enter 2002, we are cautiously optimistic, and yet at the same time there is reason for much concern. We begin the year with the economy in recession, which we are told actually began in March 2001. However, there are increasing signs that we are not far from a recovery, which of course represents good news.

While the shock of 9/11 has somewhat abated, there is still a great deal of fear and concern that further terrorist activities against our country are likely and probable. The good news, of course, is that our President has done an excellent job in dealing with this crisis and in creating a formidable coalition to further fight and eliminate terrorism. Furthermore, our military is doing an excellent job in keeping the terrorists on the run.

The two concerns noted above are, of course, related. Any further terrorist activities in our country could have a devastating effect on the economic recovery that we are anticipating. For many more reasons than the economy, we must continue to hope and pray that such terrorist activity is successfully subdued.

In conclusion, we thank our Directors for their support, dedication and guidance as we have initiated various actions to strengthen our Company. We also thank our loyal employees for their superior efforts. On behalf of all of us here at GA Financial, we thank you, our shareholders, for your continued support and confidence as we look forward to an exciting and challenging year.

God Bless America.



John M. Kish
Chairman and
Chief Executive Officer,
GA Financial, Inc. and
Great American Federal

Todd L. Cover
President and
Chief Operating Officer,
Great American Federal



Lending

Cultivating Our Roots

Making loans in our communities is the cornerstone upon which Great American Federal was founded in 1914, and today remains a driving force as we focus on building a profitable franchise and serving the needs of our customers. Last year, we continued to invest in the infrastructure and culture necessary to transform our Lending Division into a high-performing, yet prudent group of lending professionals. In the process, we were able to build a highly skilled and competent team while achieving a historical loan-to-deposit ratio of 86%, all during a year in which we experienced significant prepayments and refinancings. From a credit quality perspective, our delinquency and charge-off rates remain some of the best when compared to our peers.

Last year, we made significant progress in leveraging our branch delivery system by developing new lending products to better serve the needs of our customers, and by developing highly competitive loan programs to help grow our home equity business. We provided credit and loan product training to our branch managers and assigned limited lending authority to them in order to facilitate better customer service and turnaround time. In the branches, we also introduced an automated application approval system to further enhance our ability to underwrite loans. We have aligned our commercial lenders to work more closely with our branch managers in cultivating and approving small business loans. And finally, we introduced an online loan product catalog to help build a better understanding of our products among all employees.

Special Initiatives, Solid Results

In 2001 we enjoyed considerable loan growth within the consumer, small business and commercial lending market segments. As a result of our referral networks and marketing programs, we generated considerable business outside of our traditional branch footprint.

Consumer lending accomplishments for last year include:

- ☆ Our *Debt Slim* home equity program that occurred in the spring, set an historic all-time high as a promotion, and generated over $24 million in applications. With a goal of $8 million in approved loans, the *Debt Slim* program had an approval rate of over 70% and closed over $13 million in home equity loans.
- ☆ We partnered with Enterprise Rent-A-Car to offer our first-ever auto loans. It provided an excellent entrée into this niche market. A similar event is planned for spring 2002 as we strive to increase the range of services we provide customers and to help attract new ones.





Making loans in our communities is the cornerstone upon which Great American Federal was founded in 1914, and today remains a driving force as we focus on serving the needs of our customers.

Loans-to-Deposits


66.61%
68.87%
71.75%
76.96%
86.28%
97
98
99
00
01
December 31,

☆ Great American Federal approved residential loans in Fox Chapel, Cranberry Township, Peters Township and beyond, ranging in individual loan amount to just over one million dollars. This is important for two reasons. First, it shows our comfort level in approving high-quality loans regardless of size. Second, it demonstrates that we are able to generate business outside of our traditional branch footprint.

In the small business lending arena, our goal for 2001 was $3.5 million. We're pleased to report that the branches leveraged their training and doubled that goal. Bank-wide, we more than quadrupled the goal. An interesting small business success story is with a company named PEMCO in the South Hills. As a start-up company that provides non-technical furniture and equipment to the public sector, PEMCO represents our first SBA loan and letter of credit.

We were active in the commercial real estate lending market and we built relationships which include:

☆ SpringHill Suites by Marriott, a limited-service hotel in West Mifflin

☆ Stonewood East in Wexford, a 3-story office building in an existing park for which we provided construction financing and which is already fully leased

☆ Cranberry Office Park in Cranberry Township, a two-facet package of financing for land development and for a flex-space office building.

True to our roots, these examples all demonstrate our desire and commitment to being a full-service community bank that provides consumer, small business and commercial real estate financing within our branch communities and beyond.

Solid Planning, Ambitious Goals

Our plan for 2002 is focused and deliberate as we intend to successfully continue growing our lending business and serving the needs of our customers. For 2002, we will:

☆ Continue to grow the commercial and small business market — we will add new products as appropriate and focus on improving product and relationship profitability

☆ Successfully implement and leverage our new technology platform — we will continue to re-engineer processes for improved efficiencies and leverage automation where opportunities exist

☆ Provide flawless customer service — we will develop service standards and compensate employees for a job well done.

The accomplishments of 2001 and the plans for 2002 when viewed together, show a commitment to being a lender of choice that will prudently increase our loan portfolio, offer a full-range of lending solutions across all market segments, and provide high quality customer service.

Retail Banking

Showing Customers the Way — *Right in Their Communities*

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LOOKING BACK

The retail bank is often where the first experience occurs between customers and Great American Federal. It is where we begin to understand the needs of our customers, and where we begin to build and manage those important relationships. As we see success outside of our traditional branch footprint in both lending and wealth management, it tells us that a key retail goal is — and always will be — evaluating where we are and where we need to be. We are strategically evaluating and repositioning our branch delivery system, assessing new markets and opportunities, and improving operational efficiencies.

We will continue to examine the profitability of individual community offices, and make adjustments to hours, staffing and locations in order to better serve our customers and reach out to new customers and markets.

A key accomplishment in the retail area has been the branch training that has been completed in both lending and wealth management, where training included the products, services and related activities of GA Financial Strategies. While the initial training has been completed, this is an ongoing priority as we continue to offer new products and develop new ways of working with our customers. Following that initial training, staff members within the retail network are actively searching for new opportunities to introduce lending products and GA Financial Strategies to existing customers.

Finally, all of our customers at all of our community offices will benefit from the installation of the new Kirchman system. This investment will provide superior ease of access to customer information, quality assurance capabilities, and standardized procedures to assist the bank in meeting or exceeding customers' expectations with every transaction and interaction.



Our branch managers and commercial lenders work closely together to identify client-based banking solutions that will assist small businesses in achieving their goals.

LOOKING AHEAD

Retail Banking has a number of significant goals for 2002 that will serve to not only generate solid performance for the community offices but will generate business referrals for Lending and GA Financial Strategies as well. As we strive to increase profitability through a better alignment of our community offices, we will also focus on satisfying customer needs by providing the right products to each customer. Retail will increase:

☆ The number of scheduled wealth management appointments

☆ New checking accounts

☆ Revenue from lines of credit

☆ New business checking accounts

☆ Commercial lending referrals

At Great American Federal, we know that being a community-based commercial bank means remembering that retail banking is the core of the business. It's a commitment our community office employees live every day.

Wealth Management



Whether saving for retirement or a college education, let GA Financial Strategies show you the way.

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New Ways to Deepen Customer Relationships

In July 2001, Great American Federal announced the formation of GA Financial Strategies, a wholly-owned subsidiary, to provide wealth management services. As a relationship-driven financial provider, GA Financial Strategies provides financial planning, investment management and brokerage services to individuals and small- to medium-sized businesses. These include investment strategies, retirement planning, estate planning and insurance products such as fixed and variable annuities, as well as disability and long-term care insurance.

The creation of GA Financial Strategies was the result of a comprehensive marketing research study conducted by one of the nation's leading wealth management consulting firms. A series of customer focus groups and surveys of more than 2,000 high net-worth individuals in western Pennsylvania found that they were looking for a financial institution that could provide solutions rather than specific products, handle their business accurately, have an in-depth knowledge about services and solve problems quickly.

Based on the research and its knowledge of the market, the new wealth management subsidiary has developed a program that is advice-driven, not product-driven. We are able to provide best-of-class products and services based on a thorough understanding of our clients' needs. The program is further enhanced by the strength of its two strategic partners.

☆ Allegheny Investments, the largest independent broker-dealer in western Pennsylvania, with over $1 billion in assets. Allegheny Investments assists with brokerage and financial planning services.

☆ Manning & Napier, with $7 billion in assets, provides special expertise in employee benefit services, and investment and advisory services for high net-worth individuals.

The products and services of GA Financial Strategies have been introduced to potential customers through a two-step approach — "friends of the bank" and community office referrals. The initial focus is on individual accounts with investable assets of $25,000 and greater, and employee benefit accounts of $250,000 and greater. This sales management approach aligns well with our focus on growing our small business and commercial lending segments. By year-end 2001, GA Financial Strategies' customer base represented nearly $5 million in assets, and generated significant business referrals for other operating units of the bank.

Poised to Grow

A key contributor to the early success of GA Financial Strategies has been the support and endorsement of the program by the retail branch system. The community offices have received extensive training on the services and are strongly encouraged to provide prospects with basic information about the services. A strong partnership has developed between Retail Banking and GA Financial Strategies, resulting in a significant level of high quality referrals that could benefit from the expertise of GA Financial Strategies.

For 2002, we plan to continue leveraging internal relationships and branch referrals, and to also increase our market share in the areas of employee benefit services, insurance and small business. GA Financial Strategies is a key component in fulfilling our commitment to showing customers the way.

Building Relationships, Building Success





Gail Beek (left), Project Coordinator of Stonewood East Office Park, and Vicki Hays, Great American Federal's Vice President of Lending.

For nearly a century, Great American Federal has succeeded by doing one thing — building relationships. It started with the relationship that existed among twenty-five Homestead steelworkers who pooled their savings to help friends and neighbors achieve their dream of owning a home.

As other banks have come and gone, Great American Federal has remained focused on the one thing on which we were founded, and have always worked, to be — a trusted neighbor and advisor. The trust we earn from our customers is the foundation on which our reputation and our success are built. As a bank, that reputation is perhaps our single most valuable asset. Without it, it would be difficult to attract new customers and nearly impossible to retain and grow our business with existing ones. That's something the mega-merged banks seem to have forgotten.

As our new image commercials remind people, Great American Federal is committed to going back to the future with a simple new philosophy and a simple new approach to banking. We build relationships on community, convenience, and friendly customer service.

So, whatever your dreams, as a customer of Great American Federal, we promise this: *"Wherever you're going — we'll show you the way."*

Great American Federal — working in your community

- ☆ John Kish joins the board of Housing Opportunities, Inc.
- ☆ Great American Federal donates a house to the McKeesport Housing Corporation
- ☆ Great American Federal is recognized by the Regional Business Alliance in *The McKeesport Daily News*
- ☆ Pennsylvania Community Banking Week Award — we assisted by providing IDs for children, health screening for senior citizens and adopt-a-pet events
- ☆ American Red Cross donation for 9/11 is generated by customers and staff, and then matched by the bank
- ☆ Todd Cover leads Junior Achievement's annual corporate campaign as chairman

Great American Federal: *Showing you the way to . . .*

- ☆ Buying the perfect home
- ☆ Starting or growing your own business
- ☆ Planning a once-in-a-lifetime vacation
- ☆ Building an addition to keep pace with a growing family
- ☆ Helping educate your children — or grandchildren
- ☆ Building financial security for your future

Financial Contents

SELECTED CONSOLIDATED FINANCIAL DATA

GA Financial, Inc.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2001	2000	1999	1998	1997
FINANCIAL CONDITION DATA					
Assets	$863,836	$889,169	$882,980	$823,322	$783,948
Securities	338,456	423,316	457,684	436,232	435,426
Loans[1]	457,008	402,101	355,240	332,332	307,849
Deposits	529,691	522,485	495,124	482,548	462,154
Borrowed funds	229,575	268,598	297,160	222,545	198,237
Shareholders' equity	96,940	92,648	84,571	109,216	116,126
INCOME STATEMENT DATA					
Interest income	$ 56,814	$ 59,049	$ 56,645	$ 55,205	$ 52,680
Interest expense	33,882	36,296	33,388	31,639	27,233
Net interest income	22,932	22,753	23,257	23,566	25,447
Provision for loan losses	1,075	630	390	360	300
Net interest income after provision for loan losses	21,857	22,123	22,867	23,206	25,147
Noninterest income	3,546	3,825	3,826	4,774	2,648
Noninterest expense	19,097	17,351	17,258	15,580	14,752
Income before provision for income taxes	6,306	8,597	9,435	12,400	13,043
Provision for income taxes	1,140	1,945	2,320	4,158	4,726
Net income	$ 5,166	$ 6,652	$ 7,115	$ 8,242	$ 8,317
PER COMMON SHARE DATA					
Earnings - diluted	$ 1.00	$ 1.24	$ 1.22	$ 1.23	$ 1.15
Cash dividends	0.72	0.72	0.64	0.54	0.42
Book value	17.92	16.48	13.59	15.51	15.05
RATIOS					
Performance:					
Return on average assets	0.59%	0.76%	0.81%	1.01%	1.15%
Return on average equity	5.27	7.79	7.61	7.73	7.19
Average equity to average assets	11.17	9.80	10.67	13.11	15.92
Shareholders' equity to assets	11.22	10.42	9.58	13.26	14.81
Interest rate spread	2.32	2.46	2.46	2.37	2.81
Net interest margin	2.90	2.94	2.99	3.03	3.61
Loans-to-deposits	86.28	76.96	71.75	68.87	66.61
Efficiency[2]	67.66	61.45	59.83	59.13	54.46
Asset Quality:					
Nonperforming loans to total loans	0.33%	0.30%	0.44%	0.34%	0.56%
Nonperforming assets to assets	0.19	0.15	0.21	0.23	0.22
Allowance for loan losses to total loans	0.70	0.56	0.52	0.48	0.43
Allowance for loan losses to nonperforming assets	191.99	165.07	95.06	85.59	76.28
Regulatory Capital:					
Tier I core (leverage)	9.67%	8.81%	8.11%	12.02%	12.59%
Tier I risk-based	18.60	20.98	22.44	30.90	33.30
Total risk-based	19.56	21.83	23.12	31.78	33.76
Tangible	9.67	8.81	8.11	12.02	12.59

1 Balance represents total loans net of deferred fees.

2 Noninterest expense excluding certain items (principally amortization of intangibles, foreclosed asset expense, and severance and related expense) divided by net interest income and noninterest income excluding certain items (principally security gains and losses and foreclosed asset income) on a taxable equivalent basis.

This discussion should be read in conjunction with the consolidated financial statements, notes and tables included in this report.

OVERVIEW

GA Financial, Inc. (the "Company") was incorporated on December 14, 1995, and is the holding company for Great American Federal (the "Bank"), a community commercial bank and the Company's principal subsidiary, New Eagle Capital, Inc., an investment company, and the Bank's wholly owned subsidiaries, GA Financial Strategies, LLC, established in 2001 to provide wealth management services, and Great American Financial Services, Inc., currently inactive.

On March 25, 1996, the Bank completed its conversion from a federally chartered mutual savings and loan association to a stock form of ownership and, simultaneously, the Company issued 8,900,000 shares of common stock, utilizing a portion of the net proceeds to acquire all of the outstanding stock of the Bank.

The Company currently transacts banking activities through Great American Federal. The Bank, serving customers for over 85 years, operates its administrative office in Whitehall, Pennsylvania and thirteen branch offices in Allegheny County and one office in Westmoreland County, all of which are located in southwestern Pennsylvania. Through these office locations, the Bank offers a broad array of consumer and commercial loan, deposit, and wealth management products and services. In addition to conducting community commercial banking activities, the Bank invests in various marketable securities. New Eagle Capital, Inc., the Company's other subsidiary, operating as an investment company in Wilmington, Delaware, also invests in various marketable securities as well as marketable equity securities.

The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and the interest expense incurred on interest-bearing liabilities, such as deposits and borrowed funds. The Company also generates noninterest income, such as service fees, gains and losses on the sale of education loans and securities, trading account profits and losses, wealth management fees, and other miscellaneous noninterest income. The Company's operating expenses consist primarily of compensation and employee benefits, premises and equipment, depreciation, marketing, deposit insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory agencies.

REVIEW OF FINANCIAL CONDITION AT DECEMBER 31, 2001 AND DECEMBER 31, 2000

The Company's total assets were $863.8 million as of December 31, 2001, a decrease of $25.3 million or 2.8% compared to total assets of $889.2 million as of December 31, 2000.

Cash increased $7.1 million or 31.4% to $29.9 million as of December 31, 2001 due to repayments of loans and securities, and sales, calls and maturities of securities.

The Company held $159,000 in trading securities, primarily comprised of marketable equities, which decreased $639,000 or 80.1% due to sales.

Available for sale securities decreased $74.4 million or 18.2% to $335.4 million at December 31, 2001 due to repayments, sales, calls and maturities.

Held to maturity securities of $2.9 million, which consisted of corporate debt obligations, declined $9.8 million or 77.2% due to repayments and maturities.

Total loans increased $54.9 million or 13.7% to $457.0 million as of December 31, 2001 primarily due to commercial real estate, construction and development, commercial business and consumer loan originations.

The Company's nonperforming loans, primarily comprised of residential mortgages and consumer home equity loans, increased $298,000 to $1.5 million as of December 31, 2001.

Premises and equipment decreased $372,000 or 5.0% to $7.1 million as of December 31, 2001 due substantially to depreciation.

The Company had $3.5 million of securities sold not settled as of December 31, 2001. These securities settled in January, 2002.

Prepaid expenses and other assets increased $691,000 or 5.6% to $13.0 million at December 31, 2001 substantially due to an increase in the cash surrender values of bank owned life insurance.

Total deposits increased $7.2 million or 1.4% to $529.7 million based on growth in savings accounts and certificates of deposit.

Borrowed funds decreased $39.0 million or 14.5% to $229.6 million due primarily to the pay-off of maturing repurchase agreements. Alternative sources of funding were provided by repayments of loans and securities, and sales, calls and maturities of securities.

Shareholder's equity increased $4.3 million or 4.6% to $96.9 million as of December 31, 2001. This was due to net income of $5.2 million, an increase of $4.7 million in accumulated other comprehensive income, net of tax, an allocation of ESOP shares of $1.1 million, and an allocation of stock-based compensation of $1.3 million. This increase was partially offset by treasury stock purchases of $4.2 million and cash dividends paid of $3.7 million.

Average Balance Sheet and Net Interest Analysis

The following table sets forth certain information relating to the Company's average balance sheet and reflects the weighted average yield on assets and weighted average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

Year Ended December 31, (Dollars in thousands)	2001			2000			1999		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest-Earning Assets:									
Deposits	$ 29,683	$ 1,062	3.58%	$ 15,852	$ 824	5.20%	$ 14,768	$ 651	4.41%
Securities[1,2]	375,040	24,013	6.40	432,741	30,518	7.05	467,052	31,452	6.73
Loans, net[3]	430,531	32,503	7.55	369,745	28,350	7.67	343,179	25,426	7.41
FHLB stock	13,615	887	6.51	15,458	1,092	7.06	14,366	938	6.53
Total interest-earning assets	848,869	58,465	6.89	833,796	60,784	7.29	839,365	58,467	6.97
Noninterest-earning assets	27,870			37,893			36,784		
Total assets	$876,739			$871,689			$876,149		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Checking accounts	$ 37,203	$ 419	1.13%	$ 36,859	$ 593	1.61%	$ 33,744	$ 613	1.82%
Money market deposit accounts	67,487	2,457	3.64	63,490	3,443	5.42	18,770	687	3.66
Savings accounts	123,674	2,961	2.39	136,367	3,269	2.40	157,920	3,808	2.41
Certificates of deposit	263,900	14,843	5.62	237,458	12,982	5.47	242,384	12,837	5.30
Total interest-bearing deposits	492,264	20,680	4.20	474,174	20,287	4.28	452,818	17,945	3.96
Borrowed funds	247,213	13,174	5.33	276,321	15,979	5.78	286,034	15,413	5.39
Other	1,683	28	1.66	1,483	30	2.02	1,539	30	1.95
Total interest-bearing liabilities	741,160	33,882	4.57	751,978	36,296	4.83	740,391	33,388	4.51
Noninterest-bearing liabilities	37,630			34,317			42,274		
Shareholders' equity	97,949			85,394			93,484		
Total liabilities and shareholders' equity	$876,739			$871,689			$876,149		
Net interest income		$ 24,583			$ 24,488			$ 25,079	
Interest rate spread[4]			2.32%			2.46%			2.46%
Net interest margin[5]			2.90%			2.94%			2.99%

1 Includes unamortized discounts and premiums.

2 Includes municipal obligations; yield and income are stated on a taxable equivalent basis.

3 Amount is net of deferred fees, undisbursed funds, discounts and premiums, estimated allowances for loan losses, and includes education loans held for sale and nonperforming loans.

4 Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities on a taxable equivalent basis.

5 Net interest margin represents net interest income on a taxable equivalent basis divided by average interest-earning assets.

REVIEW OF THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Net Income

Net income for the year ended December 31, 2001 decreased $1.5 million or 22.3% from the previous year to $5.2 million. Changes in the components of net income are discussed herein.

Interest Income

Total interest income decreased $2.2 million ($2.3 million on a taxable equivalent basis) or 3.8% to $56.8 million for the year ended 2001. This was primarily the result of a decrease of 40 basis points in the average yield on average interest-earning assets, partially offset by an increase of $15.1 million in average interest-earning assets. Interest on loans increased $4.2 million or 14.6% to $32.5 million due to the increase in average balances of $60.8 million or 16.4%, partially offset by a decrease in the average yield on loans of 12 basis points. Taxable equivalent interest on securities decreased $6.5 million or 21.3%, due to the average balances decreasing $57.7 million or 13.3%, and a decrease in the average yield of 65 basis points. The dividends on Federal Home Loan Bank ("FHLB") stock decreased $205,000 or 18.8% to $887,000 in 2001 due to a decrease of $1.8 million in the average balance resulting from the redemption of FHLB stock in the year 2001 and a decrease in the average yield of 55 basis points. The Bank is required to own FHLB stock based partly on the levels of its FHLB borrowings.

Interest Expense

Total interest expense on interest-bearing liabilities decreased $2.4 million or 6.7% due to a decrease in the average balance of interest-bearing liabilities of $10.8 million or 1.4% to $741.2 million and also a decrease in the average cost of 26 basis points. The interest expense on interest-bearing deposits increased $393,000 or 1.9% to $20.7 million for 2001 due to the average balance increasing $18.1 million, partially offset by a decrease of 8 basis points in the average cost. The interest expense on borrowed funds decreased $2.8 million or 17.6% due primarily to a decrease in the average cost of 45 basis points and by a decrease in the average balance of $29.1 million or 10.5%. This reduction was due to the pay-off of maturing FHLB advances.

Net Interest Income-Rate/Volume Analysis

Net interest income for 2001 was $22.9 million, an increase of $179,000 ($95,000 on a taxable equivalent basis) or 0.8% compared to 2000. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income on a taxable equivalent basis and interest expense during the period indicated. Information is provided with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated to changes due to rate.

Year Ended December 31, (Dollars in thousands)	2001 Compared to 2000 Increase (Decrease) Due To Volume	Rate	Total
Interest-Earning Assets:			
Interest-bearing deposits	$ 719	$ (481)	$ 238
Securities	(4,069)	(2,436)	(6,505)
Loans, net	4,661	(508)	4,153
FHLB stock	(130)	(75)	(205)
Total interest-earning assets	$1,181	$(3,500)	$(2,319)
Interest-Bearing Liabilities:			
Checking accounts	$ 6	$ (180)	$ (174)
Money market deposit accounts	217	(1,203)	(986)
Savings accounts	(304)	(4)	(308)
Certificates of deposit	1,446	415	1,861
Borrowed funds	(1,683)	(1,122)	(2,805)
Other	4	(6)	(2)
Total interest-bearing liabilities	$ (314)	$(2,100)	$(2,414)
Change in net interest income	$1,495	$(1,400)	$ 95

Provision for Loan Losses

The provision for loan losses during the year ended December 31, 2001 was $1.1 million compared to $630,000 for the year ended 2000. The allowance for loan losses to total loans and nonperforming assets was 0.70% and 192%, respectively, as of December 31, 2001 as compared to 0.56% and 165%, respectively, as of December 31, 2000. The current year provision was influenced by strong loan production, strategic growth in commercial real estate, business and construction/development loans and current economic conditions. Substantially all of the increase in the provision was related to growth in commercial real estate and related loans. Nonperforming loans, primarily comprised of residential mortgages and consumer home equity loans, increased from $1.2 million as of December 31, 2000 to $1.5 million as of December 31, 2001. The Company monitors all nonperforming loans which could impact the provision for loan losses. The allowance for loan losses is maintained at an amount management considers appropriate to cover estimated losses on loans which are deemed probable based on information currently known to management. While management believes the Company's allowance for loan losses is sufficient to cover losses in its loan portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company, or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions analyzed by management to determine the current level of the allowance for loan losses.

Noninterest Income

Total noninterest income declined by $279,000 or 7.3% to $3.6 million for 2001. Service fees on deposit products decreased $84,000 from 2000. Net gains on the sales of available for sale securities increased $412,000. The Company recorded a non-cash charge of $730,000 reflecting the Company's assessment of an other-than-temporary decline in the valuation of certain securities in the third quarter of 2001. The Company subsequently sold these securities in 2001. The Company had a decrease in trading security gains of $25,000 which primarily consisted of equity securities. Gains on the sale of education loans increased $50,000 due to the timing of education loan sales. Education loans are sold as they reach repayment status. Other income increased $98,000 primarily due to the sale of a former branch facility.

Noninterest Expense

Total noninterest expense increased $1.7 million or 10.1% to $19.1 million for 2001. This was due primarily to an increase in compensation and employee benefits, partially the result of changes in management, increased premises and equipment and depreciation due in part to the establishment of a new branch location during 2000 and investments in technology, and increased marketing and other miscellaneous expenses.

Provision for Income Taxes

The provision for income taxes decreased $805,000 or 41.4% to $1.1 million for 2001. The effective tax rate for 2001 was 18.1% as compared to 22.6% for 2000. This decrease was primarily the result of a reduction in pretax income, coupled with an increase in tax credits recognized from a low income housing tax credit investment.

REVIEW OF THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

Net Income

Net income for the year ended December 31, 2000 decreased $463,000 or 6.5% from the previous year to $6.7 million. Changes in the components of net income are discussed herein.

Interest Income

Total interest income increased $2.4 million ($2.3 million on a taxable equivalent basis) or 4.2% to $59.0 million for the year ended 2000. This was primarily the result of an increase of 32 basis points in the average yield on average interest-earning assets, partially offset by a decrease of $5.6 million in average interest-earning assets. Interest on interest-bearing deposits increased $173,000 or 26.6% to $824,000 during 2000 due primarily to higher average yields. Taxable equivalent interest on securities decreased $934,000 due primarily to lower average balances partially offset by an increase in the average yield of 32 basis points. Interest on loans increased $2.9 million or 11.5% to $28.4 million due to an increase in average balances of $26.6 million or 7.7% and an increase in the average yield on loans of 26 basis points. The dividends on FHLB stock increased $154,000 or 16.4% to $1.1 million in 2000 due to an increase of $1.1 million in the average balance resulting from the purchase of additional FHLB stock late in the year 1999. The Bank is required to own FHLB stock based partly on the levels of its FHLB borrowings.

Interest Expense

Total interest expense on interest-bearing liabilities increased $2.9 million or 8.7% due to an increase in the average balance of interest-bearing liabilities of $11.6 million or 1.6% to $752.0 million and also an increase in the average cost of 32 basis points. The interest expense on interest-bearing deposits increased $2.3 million or 13.1% to $20.3 million for 2000 due to the average cost increasing 32 basis points and the average balance increasing $21.4 million. The interest expense on interest-bearing deposits was most impacted by the increase in the interest expense on money market deposit accounts. Interest expense on money market deposit accounts increased $2.8 million over 1999 due to the average balances increasing $44.7 million and also an increase in the average cost of 176 basis points. The Company restructured its money market deposit accounts and now offers a tiered account structure with rates that increase as the balance of the account increases. This was done to attract new deposits and maintain current deposits. The interest on borrowed funds increased $566,000 or 3.7% due primarily to an increase in the average cost of 39 basis points for 2000 partially offset by a decrease of $9.7 million or 3.4% in the average balance of borrowed funds. Funding asset growth through FHLB borrowings was a strategy employed by management. FHLB borrowings can be invested at yields higher than the cost of the borrowed funds, thereby increasing net interest income. FHLB borrowings were invested in residential mortgages, mortgage-related securities, and other investment securities.

Net Interest Income-Rate/Volume Analysis

Net interest income for 2000 was $22.8 million, a decrease of $504,000 ($591,000 on a taxable equivalent basis) or 2.2% compared to 1999. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income on a taxable equivalent basis and interest expense during the period indicated. Information is provided with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated to changes due to rate.

Year Ended December 31, (Dollars in thousands)	2000 Compared to 1999 Increase (Decrease) Due To Volume	Rate	Total
Interest-Earning Assets:			
Interest-bearing deposits .... $	48	$ 125	$ 173
Securities	(2,311)	1,377	(934)
Loans, net	1,968	956	2,924
FHLB Stock	71	83	154
Total interest-earning assets .... $	(224)	$ 2,541	$2,317
Interest-Bearing Liabilities:			
Checking accounts .... $	57	$ (77)	$ (20)
Money market deposit accounts....	1,637	1,119	2,756
Savings accounts	(520)	(19)	(539)
Certificates of deposit	(261)	406	145
Borrowed funds	(523)	1,089	566
Other	(1)	1	—
Total interest-bearing liabilities... $	389	$ 2,519	$2,908
Change in net interest income ...... $	(613)	$ 22	$ (591)

Provision for Loan Losses

The Company provided $630,000 for loan losses during the year ended December 31, 2000 as compared to $390,000 during the year ended 1999. The allowance for loan losses to loans and nonperforming assets was 0.56% and 165%, respectively, as of December 31, 2000 as compared to 0.52% and 95%, respectively, as of December 31, 1999. The higher provision was influenced by increases in the Company's residential, commercial real estate, and construction loan portfolios. Nonperforming loans, primarily comprised of residential mortgages and consumer home equity loans, decreased from $1.5 million as of December 31, 1999 to $1.2 million as of December 31, 2000. The Company monitors all nonperforming loans which could impact the provision for loan losses. The allowance for loan losses is maintained at an amount management considers appropriate to cover estimated losses on loans receivable which are deemed probable and estimable based on information currently known to management. While management believes the Company's allowance for loan losses is sufficient to cover losses inherent in its portfolio at this time, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company, or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions analyzed by management to determine the current level of the allowance for loan losses.

Noninterest Income

Service fees on deposit products increased $366,000 over 1999 as the Company restructured its service fees and deposit products beginning in September 1999. Net gains on the sales of available for sale securities increased $273,000 due substantially to the sale of a limited partnership investment in December, 2000 which resulted in a gain of approximately $243,000. The Company had trading gains of $101,000 for 2000. The Company had investments of $798,000 in the trading portfolio as of December 31, 2000 which consisted entirely of equity securities. The Company had no trading portfolio as of December 31, 1999. Gains on the sale of education loans declined $101,000 due to the timing of education loan sales. Education loans are sold as they reach repayment status. Data processing fees decreased $561,000 due to the discontinuation of the Company's data processing services. The Company announced in the third quarter of 1999 that it would no longer provide data processing services for other companies. The information services department will concentrate on providing data processing services to the Company only.

Noninterest Expense

Total noninterest expense increased $93,000. Compensation and employee benefits decreased $745,000 primarily attributed to a one-time pretax charge of $650,000 related to the retirement of a former executive in 1999. Deposit insurance premiums decreased $180,000 as the cost of insurance fell from approximately 5.9 basis points in 1999 to approximately 2.1 basis points in 2000. Other noninterest expense increased $776,000 to $4.7 million over 1999 as the Company incurred higher marketing and professional fees due to new marketing programs and various consulting arrangements in areas such as technology, profitability, and wealth management.

Provision for Income Taxes

The provision for income taxes decreased $375,000 or 16.2% to $1.9 million for 2000. The effective tax rate for 2000 was 22.6% as compared to 24.6% for 1999. This decrease was primarily a result of a reduction in pretax income, coupled with an increase in tax credits recognized from a low income housing tax credit investment.

MANAGEMENT OF INTEREST RATE AND MARKET RISKS

The principal objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company monitors all of its interest rate risk. The Company's Board of Directors has established an Asset/Liability Management Committee, which is responsible for reviewing its asset/liability policies and interest rate risk position, and meets at least on a quarterly basis. The Asset/Liability Management Committee reviews trends in interest rates, the financial position of the Company, the Company's actual performance to budgeted performance, the Company's interest rate position as measured by changes in its net income and net portfolio value under certain interest rate scenarios, and the projected impact of such interest rate scenarios on its earnings and capital. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Company.

In recent years, the Company has utilized the following strategies to manage interest rate risk: (1) purchasing adjustable interest rate mortgage-backed and related securities; (2) investing in shorter term fixed-rate corporate debt and government agency bonds or in such types of bonds with adjustable interest rates; (3) originating shorter term commercial and consumer loan products; and (4) emphasizing longer term deposits. To manage the interest rate risk of the Company, the Board of Directors has also established parameters relating to the types of securities in which the Company may invest and parameters relating to the types of deposits which may be offered by the Company and rates which may be paid on such deposits.

Market risk is the risk of losses resulting from adverse changes in market pricing and rates. The Company's market risk is primarily its interest rate risk associated with its lending, investing, deposit and borrowing functions. Interest rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. Management actively monitors its interest rate sensitivity position with the primary objective to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates. Interest rate risk is considered by management to be the Company's most significant market risk that could materially impact the Company's financial position or results of operations.

NET PORTFOLIO VALUE

The Bank's interest rate sensitivity is monitored by management through the use of models which estimate changes in the Bank's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the net present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in that same scenario. The following table indicates the Bank's NPV as of December 31, 2001, as calculated by the Office of Thrift Supervision ("OTS"), and indicates the value of the Bank's assets and liabilities which would result in a decline in the Bank's NPV in a rising interest rate environment. Specifically, the table indicates that, as of December 31, 2001, the Bank's NPV was $103.5 million and that, based upon the assumptions utilized by the OTS, an immediate increase in market interest rates of 300 basis points would result in a $48.2 million, or 47% decrease in the Bank's NPV, and an immediate decrease in market rates of 100 basis points would result in a $6.7 million, or 6% increase in the Bank's NPV. Due to the current low interest rate environment, no change in interest rates down 200 or 300 basis points is shown.

December 31, 2001
(Dollars in thousands)

	Net Portfolio Value (NPV)			NPV as a Percentage of the Market Value of Total Assets	
Change in Interest Rates (basis points)	Amount	Change ($)	Change (%)	NPV Ratio	Change
+300 bp	$ 55,341	$(48,188)	(47)%	6.8%	(489)bp
+200 bp	70,356	(33,173)	(32)	8.4	(327)
+100 bp	86,929	(16,600)	(16)	10.1	(158)
Static	103,529	—	—	11.7	—
-100 bp	110,223	6,694	6	12.2	52

Certain shortcomings are inherent in the methodology used in the interest rate risk measurements. Modeling changes in the NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

OTHER MATTERS

Liquidity Resources

The Company's primary sources of funds are deposits, repayments of loans and securities, sales, calls and maturities of securities, advances from the FHLB and other borrowed funds. While scheduled maturities of investments and the amortization of loans are predictable sources of funds, deposit flows and prepayments on mortgages, and mortgage-backed and related securities are greatly influenced by market interest rates, economic conditions, and competition.

Recent legislation has repealed the OTS minimum liquidity ratio requirements. OTS regulations now require the Company to maintain sufficient liquidity to ensure its safe and sound operation.

Liquidity can be analyzed by utilizing the Consolidated Statements of Cash Flows. Net cash provided by operating activities was $9.4 million. Net cash provided by investing activities was $36.3 million. Net cash used in financing activities was $38.6 million. Overall, cash and cash equivalents increased $7.1 million for the year ended December 31, 2001 compared to 2000.

Management believes the Company has sufficient liquidity to meet current obligations to borrowers, depositors, debt holders, and others.

Capital Resources

The Company is not required to maintain any minimum level of capital; however, the Bank is subject to various regulatory capital requirements administered by the OTS.

At December 31, 2001, the Bank had exceeded the OTS requirements for tier I core (leverage), tier I and total risk-based, and tangible capital. The OTS requires the Bank to maintain a minimum 4.0% core capital ratio (expressed as a percentage of adjusted total assets), a minimum tier I risk-based capital ratio of 4.0% and total risk-based capital ratio of 8.0% (both expressed as a percentage of risk-weighted assets, which includes off-balance sheet items) and a minimum tangible capital ratio of 1.50% of tangible assets, as defined by the OTS. The Bank has consistently maintained all regulatory capital ratios at or above the well capitalized standards. Note 11 to the consolidated financial statements provides further detail regarding the Company's capital adequacy.

Other

The Company announced in the first quarter of 2002 that it selected Kirchman Bankway™ as its core operating system solution. The Company is making this investment to support its longer term profitability goals, to enhance the Company's speed to market in developing and introducing new competitive products, and to improve its already high level of customer service. The conversion to the new system will extend into the fourth quarter of 2002. Certain expenses related to the system vendor selection process were recorded in 2001. All conversion related expenses will be recorded in 2002 while those conversion costs which may be capitalized will be recorded and amortized over the life of the system license agreement.

The Company announced in the third quarter of 1998 that after a comprehensive study of its DataOne data processing division, it would no longer provide data processing services for other financial institutions. The study included an analysis of strategic business planning objectives, a review of the current data processing system and its operation, as well as review of the competition in the data processing service arena. Two of the three external clients of DataOne were deconverted prior to the year 2000 and the other client was deconverted during the first six months of the year 2000.

New Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. This statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement was effective for recognition and reclassification of collateral and for disclosures related to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures about securitizations and collateral accepted need not be reported for periods ending on or before December 15, 2000, for which financial statements are presented for comparative purposes. This statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions are not permitted. Adoption of this statement had no impact on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies certain criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer need to be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual value, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of SFAS No. 141 and SFAS No. 142 are not expected to have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, an entity would recognize a gain or loss on settlement.

SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on the financial position, results of operations or liquidity of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" however, it retains many of the fundamental provisions of SFAS No. 121.

SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The adoption of SFAS No. 144 is not expected to have a material effect on the financial position, results of operations or liquidity of the Company.

Impact of Inflation and Changing Prices

The consolidated financial statements, notes, and tables of the Company included in this report, have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the direction or to the same extent as the price of goods and services.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company include, but are not limited to: changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area, and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Except as required by applicable law and regulation, the Company does not undertake—and specifically disclaims any obligation—to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

To the Board of Directors and Shareholders of GA Financial, Inc.:

We have audited the accompanying consolidated statements of financial condition of GA Financial, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GA Financial, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
February 1, 2002

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

GA Financial, Inc.

December 31, (Dollars in thousands, except per share amounts)	2001	2000
ASSETS		
Cash (including interest-bearing deposits of $24,950 and $17,890)	$ 29,859	$ 22,730
Held for trading securities, at fair value	159	798
Available for sale securities, at fair value	335,383	409,757
Held to maturity securities, at cost (fair value of $3,138 and $12,800)	2,914	12,761
Total securities	338,456	423,316
Education loans held for sale	14,732	19,359
Loans (net of deferred fees of $330 and $464)	442,276	382,742
Total loans	457,008	402,101
Allowance for loan losses	(3,210)	(2,268)
Net loans	453,798	399,833
Accrued interest receivable on securities	2,192	3,134
Accrued interest receivable on loans	3,429	3,277
Federal Home Loan Bank stock	12,429	15,458
Premises and equipment, net	7,069	7,441
Foreclosed assets	154	154
Securities sold, not settled	3,472	1,539
Prepaid expenses and other assets	12,978	12,287
Total assets	$863,836	$889,169
LIABILITIES		
Noninterest-bearing deposits	$ 32,996	$ 33,891
Interest-bearing deposits	496,695	488,594
Total deposits	529,691	522,485
Borrowed funds	229,575	268,598
Advances from customers for taxes and insurance	1,886	1,822
Accrued interest payable	2,129	2,506
Other liabilities	3,615	1,110
Total liabilities	766,896	796,521
SHAREHOLDERS' EQUITY		
Preferred stock (.01 par value); 1,000,000 shares authorized; 0 shares issued	—	—
Common stock (.01 par value); 23,000,000 shares authorized; 8,900,000 shares issued	89	89
Additional paid-in capital	87,056	86,898
Retained earnings, substantially restricted	67,215	65,699
Accumulated other comprehensive income (loss), net of taxes	2,044	(2,608)
Unearned employee stock ownership plan (ESOP) shares	(3,081)	(3,780)
Unearned stock-based compensation plan (SCP) shares	(406)	(758)
Treasury stock, at cost (3,489,677 shares and 3,278,071 shares)	(55,977)	(52,892)
Total shareholders' equity	96,940	92,648
Total liabilities and shareholders' equity	$863,836	$889,169

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

GA Financial, Inc.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2001	2000	1999
INTEREST INCOME			
Loans	$32,503	$28,350	$ 25,426
Securities:			
Taxable interest	17,589	23,592	24,482
Nontaxable interest	2,812	2,955	3,102
Dividends	2,848	3,328	2,984
Interest-bearing deposits	1,062	824	651
Total interest income	56,814	59,049	56,645
INTEREST EXPENSE			
Interest-bearing deposits	20,680	20,287	17,945
Borrowed funds	13,174	15,979	15,413
Other	28	30	30
Total interest expense	33,882	36,296	33,388
Net interest income	22,932	22,753	23,257
Provision for loan losses	1,075	630	390
Net interest income after provision for loan losses	21,857	22,123	22,867
NONINTEREST INCOME			
Service fees	2,641	2,725	2,359
Net gain on sales of available for sale securities	759	347	74
Writedown of securities	(730)	—	—
Net gain on held for trading securities	76	101	—
Gain on sales of education loans held for sale	163	113	214
Data processing service fees	—	32	593
Other	637	507	586
Total noninterest income	3,546	3,825	3,826
NONINTEREST EXPENSE			
Compensation and employee benefits	10,091	9,335	10,080
Premises and equipment	2,068	1,803	1,786
Depreciation	982	752	698
Marketing	901	670	499
Deposit insurance premiums	98	101	281
Other	4,957	4,690	3,914
Total noninterest expense	19,097	17,351	17,258
Income before provision for income taxes	6,306	8,597	9,435
Provision for income taxes	1,140	1,945	2,320
Net income	$ 5,166	$ 6,652	$ 7,115
OTHER COMPREHENSIVE INCOME			
Unrealized holding gains (losses) on available for sale securities, net of taxes	$ 3,297	$11,376	$(17,360)
Reclassification adjustment for net losses (gains) included in net income	1,355	348	(278)
Other comprehensive income (loss)	4,652	11,724	(17,638)
Comprehensive income (loss)	$ 9,818	$18,376	$(10,523)
EARNINGS PER SHARE			
Basic	$1.01	$1.25	$1.24
Diluted	$1.00	$1.24	$1.22
AVERAGE SHARES OUTSTANDING			
Basic	5,102,262	5,317,507	5,756,793
Diluted	5,170,955	5,357,398	5,819,577

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

GA Financial, Inc.

(Dollars in thousands, except per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Unearned SCP Shares	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 1998	$89	$86,467	$59,560	$ 3,306	$(5,520)	$(2,431)	$(32,255)	$109,216
Net income	—	—	7,115	—	—	—	—	7,115
Other comprehensive loss, net of tax[1]	—	—	—	(17,638)	—	—	—	(17,638)
Cash dividends ($0.64 per share)	—	—	(3,776)	—	—	—	—	(3,776)
Treasury stock purchased	—	—	—	—	—	—	(13,724)	(13,724)
Shares allocated to ESOP	—	521	—	—	1,032	—	—	1,553
Shares allocated to SCP, net of tax	—	(266)	34	—	—	1,114	943	1,825
Balance at December 31, 1999	89	86,722	62,933	(14,332)	(4,488)	(1,317)	(45,036)	84,571
Net income	—	—	6,652	—	—	—	—	6,652
Other comprehensive income, net of tax[1]	—	—	—	11,724	—	—	—	11,724
Cash dividends ($0.72 per share)	—	—	(3,919)	—	—	—	—	(3,919)
Treasury stock purchased	—	—	—	—	—	—	(7,865)	(7,865)
Shares allocated to ESOP	—	179	—	—	708	—	—	887
Shares allocated to SCP, net of tax	—	(3)	33	—	—	559	9	598
Balance at December 31, 2000	89	86,898	65,699	(2,608)	(3,780)	(758)	(52,892)	92,648
Net income	—	—	5,166	—	—	—	—	5,166
Other comprehensive income, net of tax[1]	—	—	—	4,652	—	—	—	4,652
Cash dividends ($0.72 per share)	—	—	(3,650)	—	—	—	—	(3,650)
Treasury stock purchased	—	—	—	—	—	—	(4,219)	(4,219)
Shares allocated to ESOP	—	355	—	—	699	—	—	1,054
Shares allocated to SCP, net of tax	—	(197)	—	—	—	352	1,134	1,289
Balance at December 31, 2001	$89	$87,056	$67,215	$ 2,044	$(3,081)	$ (406)	$(55,977)	$ 96,940

1 Other comprehensive income for 2001, 2000, and 1999 is net of tax (tax benefit) of $2,672, $6,953, and $(10,359), respectively.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

GA Financial, Inc.

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 5,166	$ 6,652	$ 7,115
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,075	630	390
Depreciation	982	752	698
Net discount accretion (premium amortization) on securities	810	(162)	68
Amortization (accretion) of net deferred loan fees	134	(302)	806
Amortization of intangibles	185	185	185
Net gain on sales of premises and equipment, net	(110)	—	—
Net gain on held for trading securities	(76)	(101)	—
Proceeds from sales of held for trading securities	1,149	1,858	—
Purchases of held for trading securities	(434)	(2,555)	—
Net gain on sales of available for sale securities	(759)	(347)	(74)
Writedown of securities	730	—	—
Gain on sales of education loans held for sale	(163)	(113)	(214)
Net loss on sales of foreclosed assets	74	83	169
Allocation of ESOP shares	856	709	1,574
Allocation of SCP shares	442	568	779
Deferred income tax benefit	(697)	(431)	(459)
Decrease (increase) in accrued interest receivable	790	(317)	(44)
(Increase) decrease in prepaid expenses and other assets	(1,642)	(1,406)	602
Net increase (decrease) in other liabilities	1,296	(973)	63
(Decrease) increase in accrued interest payable	(377)	(63)	963
Net cash provided by operating activities	9,431	4,667	12,621
INVESTING ACTIVITIES			
Proceeds from sales of available for sale securities	87,564	25,088	21,582
Repayments and maturities of available for sale securities	67,635	36,659	84,284
Purchases of available for sale securities	(76,473)	(2,473)	(152,251)
Maturities of held to maturity securities	31,250	1,003	—
Purchases of held to maturity securities	(21,145)	(13,696)	—
Proceeds from sales of education loans held for sale	12,385	8,631	10,023
Funding of education loans held for sale	(7,595)	(8,719)	(8,927)
Purchases of loans	(45,442)	(55,108)	(57,610)
Net (increase) decrease in loans	(14,678)	8,462	32,347
Purchases of premises and equipment, net	(610)	(2,523)	(1,254)
Proceeds from sales of foreclosed assets	335	303	648
Proceeds from sales of premises and equipment, net	110	—	—
Redemption (purchase) of FHLB stock	3,029	—	(4,045)
Net cash provided by (used in) investing activities	36,275	(2,373)	(75,203)
FINANCING ACTIVITIES			
Net (decrease) increase in noninterest and interest-bearing deposits	(5,976)	21,123	10,118
Net increase in certificates of deposit	13,182	6,238	2,458
Payments from borrowed funds	(167,598)	(548,728)	(481,285)
Proceeds on borrowed funds	128,575	520,166	555,900
Cash dividends paid	(3,650)	(3,919)	(3,776)
Net increase (decrease) in advances from customers for taxes and insurance	64	378	(70)
Purchases of treasury stock	(4,219)	(7,865)	(13,724)
Other stock transactions	1,045	208	1,025
Net cash (used in) provided by financing activities	(38,577)	(12,399)	70,646
Net increase (decrease) in cash and cash equivalents	7,129	(10,105)	8,064
Cash and cash equivalents at beginning of year	22,730	32,835	24,771
Cash and cash equivalents at end of year	$ 29,859	$ 22,730	$ 32,835

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. ACCOUNTING POLICIES

The significant accounting policies followed by GA Financial, Inc. and its subsidiaries (the "Company") are as follows:

Basis of Presentation

The accompanying consolidated financial statements include the accounts of GA Financial, Inc. and its subsidiaries, Great American Federal (the "Bank") and New Eagle Capital, Inc., and the Bank's wholly owned subsidiaries, GA Financial Strategies, LLC and Great American Financial Services, Inc. Intercompany accounts and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including interest-bearing deposits.

Securities

Securities classified as available for sale include investments that management intends to use as part of its asset/liability management strategy, and that may be sold in response to changes in interest rates, resultant prepayment risk or other factors. Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Declines in the fair value of individual available for sale and held to maturity securities below their cost that are deemed other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in noninterest income in the Consolidated Statements of Income and Comprehensive Income. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

Assets purchased with the intention of recognizing short-term profits are considered trading securities and are carried at fair value. Gains and losses are included in noninterest income. Interest on trading securities is recorded as interest income.

Securities are classified as held to maturity when management has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Loans

Interest income is recognized on a level yield basis. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the related loan as a yield adjustment using the interest method. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractural maturity, adjusting for prepayments. The accrual of interest is discontinued, when in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. An interest accrual is normally discontinued when a loan becomes delinquent 90 days or more past due. Interest receipts on such nonaccrual loans are first applied to principal. A nonaccrual loan is not returned to accruing status until all amounts due, both principal and interest, are current and a sustained payment history has been demonstrated. Loans held for sale are education loans, which are recorded at cost.

Allowance for Loan Losses

The allowance for loan losses is based on management's evaluation of losses in the current loan portfolio, which includes an assessment of economic conditions, changes in the nature of the loan portfolio, loan loss experience and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. Additions are made to the allowance through periodic provisions charged to income and recovery of principal and interest on loans previously charged-off. Losses of principal are charged directly to the allowance when a loss actually occurs or when a determination is made that a specific loss is probable.

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" an amendment of SFAS No. 114. SFAS No. 114 addresses the accounting by creditors for impairment of loans by specifying how reserves for credit losses related to certain loans should be measured.

Within the context of SFAS No. 114, a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due for principal and interest according to the original contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at a loan's effective interest rate, or as a practical expedient, the observable market price or, if the loan is collateral dependent, the fair value of the underlying collateral. When the measurement of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation allowance and could result in a charge to the provision for loan losses. This specific valuation allowance is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The specific valuation allowance, or allowance for impaired loan losses, is part of the total allowance for loan losses. Cash payments received on impaired loans are recorded as a direct reduction of the recorded investment in the loan. When the recorded investment has been fully collected, receipts are recorded as recoveries to the allowance for loan losses until the previously charged-off principal is fully recovered. Subsequent amounts collected are recognized as interest income. Impaired loans are not returned to accrual status until all amounts due, both principal and interest, are current and a sustained payment history has been demonstrated. At December 31, 2001, 2000 and 1999, the Company did not have any recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 and SFAS No. 118. Since the Company had no loans considered impaired under SFAS No. 114 during the years ended December 31, 2001, 2000 or 1999, there was no interest income recognized or related allowance on impaired loans during the years ended December 31, 2001, 2000, or 1999.

Generally, management considers all nonaccrual loans and certain renegotiated debt, when it exists, for impairment. The maximum period without payment that typically can occur before a loan is considered for impairment is 90 days. SFAS No. 114 does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. Generally, the Company collectively reviews for impairment smaller balance homogeneous loans (i.e. primarily residential mortgages and consumer loans).

Premises and Equipment

Premises and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method based on the estimated useful lives of the assets. Estimated useful lives range from 20 to 50 years for office buildings, 10 years for land improvements, and 3 to 5 years for equipment. Maintenance and repairs are charged to expense as incurred. Expenditures for renovations and major improvements are capitalized and depreciated over their estimated useful lives.

Foreclosed Assets

Foreclosed assets consist of property acquired in settlement of real estate loan indebtedness. Such assets are carried at the lower of cost or fair value less estimated costs to sell. Net costs to maintain the foreclosed assets and subsequent gains and losses attributable to their disposal are included in other expense.

Intangible Assets

Premiums paid for branch deposits are allocated to core deposit intangibles and are recorded in other assets. Core deposit intangibles are amortized on a straight-line basis over seven years. Management periodically evaluates the carrying value and remaining amortization period of intangible assets for possible impairment. Adjustments will be recorded when the purchased deposits decay at an earlier period than the amortization period.

Treasury Stock

The purchase of the Company's stock is recorded at cost. If reissuance occurs, the treasury stock account will be reduced by the cost of such stock using the average cost method, with any difference in proceeds being debited or credited to additional paid-in capital.

Income Taxes

The Company joins with its wholly owned subsidiaries in filing a consolidated federal income tax return.

The Company accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled.

In tax years prior to fiscal year 1997, the Company was permitted, under the Internal Revenue Code, ("Code"), to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Tax basis bad debt reserves established after 1987 are treated as temporary differences on which deferred income taxes have been provided. Deferred income taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years. Retained earnings as of December 31, 2001 includes approximately $13.3 million representing such bad debt deductions for which no deferred income taxes have been provided.

Reclassifications

For comparative purposes, reclassifications have been made to certain amounts previously reported to conform with the current period presentation in the consolidated financial statements.

NOTE 2. SEGMENT REPORTING

The consolidated operating results of GA Financial, Inc. are presented as a single financial services segment. Following is information highlighting the Company's two subsidiaries, Great American Federal and New Eagle Capital, Inc.

Great American Federal, based in Whitehall, Pennsylvania, provides traditional banking services. These financial services include making loans to individuals and businesses, offering an array of deposit products, providing wealth management services and investing in marketable securities. The Bank operates 13 branch offices in Allegheny County and one office in Westmoreland County.

New Eagle Capital, Inc., an investment company located in Wilmington, Delaware, invests in various marketable securities and marketable equity securities.

Following is a table of selected financial data for the Company's two subsidiaries:

Year Ended December 31, (Dollars in thousands)	Great American Federal			New Eagle Capital, Inc.		
	2001	2000	1999	2001	2000	1999
Selected Financial Data:						
Assets	$851,250	$872,400	$857,292	$ 33,601	$ 29,509	$ 25,976
Interest income	$ 55,682	$ 57,455	$ 54,714	$ 2,028	$ 1,980	$ 1,745
Interest expense	33,882	36,296	33,388	—	—	—
Provision for loan losses	1,075	630	390	—	—	—
Noninterest income	3,332	3,314	3,635	182	439	57
Noninterest expense	18,378	16,736	16,535	47	20	16
Provision for income taxes	945	1,440	1,845	735	782	—
Net income	4,734	5,667	6,191	1,428	1,617	1,786

NOTE 3. SECURITIES

As of December 31, 2001, and 2000, there were $3.5 million and $1.5 million, respectively, of securities sold which did not settle until 2002 and 2001, respectively, and accordingly, have been reflected as "securities sold, not settled," in the accompanying Consolidated Statements of Financial Condition.

The amortized cost and estimated fair value of available for sale and held to maturity securities are as follows:

December 31, (Dollars in thousands)	2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available for Sale Securities:				
U.S. government agency debt	$ 5,017	$ 61	$ (15)	$ 5,063
Mortgage-backed securities	139,637	1,090	(86)	140,641
Collateralized mortgage obligations	48,803	962	(41)	49,724
Municipal obligations	58,807	196	(1,288)	57,715
Corporate debt obligations	51,058	314	(46)	51,326
Marketable equity securities	28,809	2,775	(670)	30,914
Total available for sale securities	$332,131	$5,398	$(2,146)	$335,383
Held to Maturity Securities:				
Corporate debt obligations	$ 2,914	$ 224	$ —	$ 3,138

December 31, (Dollars in thousands)	2000			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available for Sale Securities:				
U.S. government agency debt	$ 38,737	$ —	$(1,311)	$ 37,426
Mortgage-backed securities	200,054	672	(1,872)	198,854
Collateralized mortgage obligations	68,373	131	(1,677)	66,827
Municipal obligations	61,378	269	(674)	60,973
Corporate debt obligations	9,385	3	(162)	9,226
Marketable equity securities	35,901	2,715	(2,165)	36,451
Total available for sale securities	$413,828	$3,790	$(7,861)	$409,757
Held to Maturity Securities:				
Corporate debt obligations	$12,761	$91	$(52)	$12,800

The amortized cost and estimated fair value of available for sale and held to maturity securities at December 31, 2001, by contractural maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.

December 31, (Dollars in thousands)	2001	
	Amortized Cost	Fair Value
Available for Sale Securities:		
Due in one year or less	$ 45,885	$ 45,917
Due after one year through five years	10,623	10,981
Due after five years through ten years	22,775	23,024
Due after ten years	224,039	224,547
Total securities due	303,322	304,469
Marketable equity securities	28,809	30,914
Total available for sale securities	$332,131	$335,383
Held to Maturity Securities:		
Due after one year through five years	$ 2,914	$ 3,138

Proceeds from sales of available for sale securities for the year ended December 31, 2001 were approximately $87.6 million. Gross gains of approximately $1.3 million and gross losses of approximately $1.2 million, including a $730,000 writedown of securities, were realized for the year ended December 31, 2001. Proceeds from sales of available for sale securities for the year ended December 31, 2000 were approximately $25.1 million. Gross gains of approximately $531,000 and gross losses of approximately $184,000 were realized for the year ended December 31, 2000. Proceeds from sales of available for sale securities for the year ended December 31, 1999 were approximately $21.6 million. Gross gains of approximately $253,000 and gross losses of approximately $179,000 were realized for the year ended December 31, 1999.

NOTE 4. LOANS

Loans consist of the following:

December 31, (Dollars in thousands)	2001	2000	1999	1998	1997
Mortgage Loans:					
Residential	$259,154	$276,611	$255,993	$239,648	$215,024
Multi-family	9,782	5,575	4,405	5,293	5,778
Commercial real estate	63,769	23,495	17,592	7,329	4,360
Commercial and residential construction and development, net[1]	25,500	11,813	753	1,021	2,278
Total mortgage loans	358,205	317,494	278,743	253,291	227,440
Consumer Loans:					
Home equity	62,249	54,458	50,872	53,514	57,964
Unsecured personal	2,775	2,489	2,109	2,117	1,590
Loans on deposit accounts	1,322	1,521	1,725	2,003	2,168
Automobile	174	—	—	—	—
Total consumer loans	66,520	58,468	54,706	57,634	61,722
Commercial Business Loans:					
Secured business	14,852	6,431	2,758	2,251	1,254
Unsecured business	3,029	813	37	84	22
Total commercial business loans	17,881	7,244	2,795	2,335	1,276
Education loans held for sale	14,732	19,359	19,158	20,040	18,853
Deferred fees	(330)	(464)	(162)	(968)	(1,442)
Total loans	457,008	402,101	355,240	332,332	307,849
Less:					
Allowance for loan losses	(3,210)	(2,268)	(1,731)	(1,604)	(1,322)
Net loans	$453,798	$399,833	$353,509	$330,728	$306,527

1 Amounts for 2001, 2000, 1999, 1998 and 1997 are net of loans in process of $19.0 million, $13.6 million, $2.9 million, $1.4 million and $688,000, respectively.

The Company purchased approximately $45.4 million and $55.1 million, in 2001 and 2000, respectively, of residential loans collateralized by single-family properties located inside and outside its primary market area, such as other regions of Pennsylvania and other states not serviced by the Company.

At December 31, 2001 and 2000, the Company had approximately $1.5 million and $1.2 million, respectively, in loans which were 90 days or more past due that were not accruing interest. These nonperforming loans were comprised of residential mortgages and consumer home equity loans. In addition, the Company had $154,000 of foreclosed assets as of December 31, 2001 and 2000.

In the ordinary course of business, the Company has transactions, including loans, with the Company's principal officers and directors and their related interests. Related party loans outstanding were approximately $982,000 and $934,000 at December 31, 2001 and 2000, respectively.

The following is a summary of activity in the allowance for loan losses:

Year Ended December 31, (Dollars in thousands)	2001	2000	1999	1998	1997
Allowance for Loan Losses:					
Balance, beginning of year	$2,268	$1,731	$1,604	$1,322	$1,031
Charge-offs	(148)	(111)	(269)	(116)	(78)
Recoveries	15	18	6	38	69
Net charge-offs	(133)	(93)	(263)	(78)	(9)
Provision for loan losses	1,075	630	390	360	300
Balance, end of year	$3,210	$2,268	$1,731	$1,604	$1,322

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

December 31, (Dollars in thousands)	2001	2000
Premises and Equipment:		
Land	$ 1,142	$ 1,172
Land improvements	458	459
Office buildings	9,786	10,298
Equipment	10,801	10,919
Total premises and equipment	22,187	22,848
Accumulated depreciation	(15,118)	(15,407)
Total premises and equipment, net	$ 7,069	$ 7,441

The Company recognized depreciation of approximately $982,000, $752,000 and $698,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has operating leases relating to premises and equipment which expire on various dates. Annual lease expenses were $456,000, $421,000 and $343,000 for the years ended December 31, 2001, 2000, and 1999. Approximate future minimum annual lease commitments are as follows:

Year Ended December 31, (Dollars in thousands)	Amount
2002	$550
2003	397
2004	381
2005	345
2006	347
Thereafter	447

NOTE 6. DEPOSITS

Noninterest-bearing and interest-bearing deposits are summarized as follows:

December 31, (Dollars in thousands)	2001			2000		
	Average Cost	Balance	Percent of Total Balance	Average Cost	Balance	Percent of Total Balance
Noninterest-bearing deposits		$ 32,996	6.23%		$ 33,891	6.49%
Interest-bearing Deposits:						
Non-certificate deposits:						
Checking accounts	0.94%	38,277	7.22	1.45%	38,851	7.44
Money market deposit accounts	2.35	65,416	12.35	5.18	71,134	13.61
Savings accounts	2.41	126,469	23.88	2.41	125,258	23.97
Total non-certificate deposits		230,162	43.45		235,243	45.02
Certificates of Deposit:						
0% to 3.99%	2.99	63,495	11.99	2.73	897	0.17
4.00% to 4.99%	4.37	45,634	8.61	4.30	64,831	12.41
5.00% to 5.99%	5.40	35,281	6.66	5.40	47,939	9.18
6.00% and above	6.68	122,123	23.06	6.61	139,684	26.73
Total certificates of deposit	5.24%	266,533	50.32	5.78%	253,351	48.49
Total interest-bearing deposits		496,695	93.77		488,594	93.51
Total deposits		$529,691	100.00%		$522,485	100.00%

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $22.8 million as of December 31, 2001. Deposits in excess of $100,000 are not federally insured. As of December 31, 2001 the Bank had certificates of deposit in amounts of $100,000 or more maturing as follows:

December 31, (Dollars in thousands)	2001
Certificates of Deposit:	
Three months or less	$ 4,079
Over 3 through 6 months	1,691
Over 6 through 12 months	7,227
Over 12 months	9,769
Total certificates of deposit	$22,766

The following tables present, by various rate categories, the amount and year of maturity of the certificates of deposit outstanding at December 31, 2001 and 2000:

December 31, 2001 (Dollars in thousands)	Year of Maturity						
Certificates of Deposit	2002	2003	2004	2005	2006	Thereafter	Total
Actual Interest Rates:							
0% to 3.99%	$ 49,311	$10,775	$ 3,409	$ —	$ —	$ —	$ 63,495
4.00% to 4.99%	21,395	11,883	6,947	2,065	3,344	—	45,634
5.00% to 5.99%	13,570	7,682	580	438	12,922	89	35,281
6.00% and over	56,864	28,103	3,819	29,473	3,363	501	122,123
Total certificates of deposit	$141,140	$58,443	$14,755	$31,976	$19,629	$ 590	$266,533

December 31, 2000 (Dollars in thousands)	Year of Maturity						
Certificates of Deposit	2001	2002	2003	2004	2005	Thereafter	Total
Actual Interest Rates:							
0% to 3.99%	$ 897	$ —	$ —	$ —	$ —	$ —	$ 897
4.00% to 4.99%	51,561	5,301	3,116	4,259	549	45	64,831
5.00% to 5.99%	28,941	13,332	4,975	599	13	79	47,939
6.00% and over	20,868	56,665	27,815	3,957	29,790	589	139,684
Total certificates of deposit	$102,267	$75,298	$35,906	$ 8,815	$30,352	$ 713	$253,351

Interest expense on deposits is summarized as follows:

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
Deposits:			
Interest-bearing checking accounts	$ 419	$ 593	$ 613
Money market deposit accounts	2,457	3,443	687
Savings accounts	2,961	3,269	3,808
Certificates of deposit	14,843	12,982	12,837
Total deposits	$20,680	$20,287	$17,945

NOTE 7. BORROWED FUNDS

The Bank is a member of the Federal Home Loan Bank ("FHLB") system. As a member, the Bank is required to maintain an investment in the capital stock of the FHLB, which is carried at cost. The required investment is based on 1% of its outstanding home loans, and also a percentage of FHLB borrowings.

The Bank can take short-term and long-term advances with the FHLB. FHLB advances by year of maturity as of December 31, 2001 and 2000 are summarized as follows:

December 31, (Dollars in thousands)	2001	Weighted Average Cost
FHLB Advances:		
2002	$ 38,000	5.31%
2003	—	—
2004	17,000	5.28
2005	—	—
2006	—	—
2007 and thereafter	174,575	5.17
Total FHLB advances	$229,575	5.20%

December 31, (Dollars in thousands)	2000	Weighted Average Cost
FHLB Advances:		
2001	$ 86,475	6.26%
2002	8,000	6.89
2003	—	—
2004	—	—
2005	—	—
2006 and thereafter	123,000	5.29
Total FHLB advances	$217,475	5.74%

FHLB "Convertible Select" Advances are long-term borrowings with terms of up to ten years, and which have a fixed rate for the first three months to five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable-rate advance at their option. If the advance is converted to an adjustable-rate advance, the Bank has the option at the conversion date or on any future quarterly rate reset date, to prepay the advance with no prepayment fee. The Bank had $174.6 million and $123.0 million of convertible select advances as of December 31, 2001 and 2000, respectively.

Advances from the FHLB are collateralized entirely by qualifying securities and loans. Qualifying collateral includes U.S. government agency, mortgage-backed and related securities, and real estate loans based upon the amount of outstanding advances. These advances are subject to restrictions or penalties related to prepayments. The Bank has a maximum borrowing capacity with the FHLB of $499.1 million as of December 31, 2001.

Average outstanding short-term FHLB advances for 2001, 2000, and 1999 were $43.8 million, $90.1 million, and $81.3 million and the related weighted average costs were 5.51%, 6.28%, and 6.01%, respectively.

The maximum amount of short-term FHLB advances outstanding at any month-end during 2001, 2000 and 1999 were $47.0 million, $107.7 million and $117.7 million, respectively.

The Company had no securities sold under agreement to repurchase as of December 31, 2001. The average balance and weighted average cost for 2001 was $4.7 million and 6.6%, respectively. The maximum amount outstanding at any month-end during 2001 was $27.0 million.

Securities sold under agreement to repurchase as of December 31, 2000 were $51.1 million with a weighted average cost of 6.52%.

Securities sold under agreement to repurchase were collateralized by mortgage-backed and related securities with an amortized cost of $52.7 million and fair value of $52.0 million as of December 31, 2000. The securities were safekept at the FHLB. The $51.1 million was comprised of three commitments which all mature within 30 to 90 days. The average balance and weighted average cost for 2000 was $35.6 million and 6.55%, respectively. The maximum amount outstanding at any month-end during 2000 was $69.0 million.

The Company had no securities sold under agreement to repurchase as of December 31, 1999. The average balance of securities sold under agreement to repurchase during 1999 were $3.3 million with a weighted average cost of 6.34%. The maximum amount outstanding at any month-end during 1999 was $5.0 million.

NOTE 8. INCOME TAXES

Income tax expense (benefit) applicable to income before taxes consists of:

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
Federal Provision:			
Current	$ 1,397	$ 1,861	$ 2,374
Deferred	(697)	(431)	(459)
Total federal	700	1,430	1,915
State Provision:			
Current	440	515	405
Total provision for income taxes	$ 1,140	$ 1,945	$ 2,320

In addition to amounts applicable to income before taxes, the following income tax expense (benefit) amounts were recorded in shareholders' equity:

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
Unrealized gain (loss) on securities available for sale	$ 2,672	$ 6,953	$ (10,359)
Compensation expense for tax in excess of financial statement amount	(138)	—	—

A reconciliation of the federal statutory tax rate to the tax rate applicable to income before federal income taxes is as follows:

Year Ended December 31,	2001	2000	1999
Tax Rate:			
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	4.6	4.0	2.8
Tax exempt income, net	(14.7)	(11.5)	(11.2)
Low income housing tax credits	(6.7)	(4.7)	(2.5)
Other	0.9	0.8	1.5
Total tax rate	18.1%	22.6%	24.6%

The deferred tax assets and deferred tax liabilities recorded on the Consolidated Statements of Financial Condition are as follows:

December 31, (Dollars in thousands)	2001		2000	
	Deferred Tax Asset	Deferred Tax Liability	Deferred Tax Asset	Deferred Tax Liability
Deferred Tax Assets/Liabilities:				
Tax bad debt reserve	$ —	$ 255	$ —	$383
Allowance for loan losses	1,091	—	771	—
Loan origination fees/costs	2	—	—	15
Depreciation/amortization	—	359	—	514
Net unrealized holding gains/losses on securities available for sale	—	1,209	1,463	—
Other	424	—	347	—
Total deferred tax assets/liabilities	$1,517	$1,823	$2,581	$912

Net accumulated deferred income tax assets (liabilities) at December 31, 2001 and 2000 were $(306,000) and $1.7 million, respectively.

The Company determined that it was not required to establish a valuation allowance for deferred tax assets because it is management's assertion that the deferred tax assets are likely to be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has had limited involvement with derivative financial instruments. No derivative instruments have been entered into subsequent to June, 1999. The Company had no derivative instrument exposure as of December 31, 2001, 2000 or 1999.

NOTE 10. EMPLOYEE BENEFIT PLANS

Currently, the Company offers a 401(k) program for all eligible employees permitting participants to defer a maximum of 15% of their base salary with the Company contributing a 50% match on the first 6% of the employee's deferred salary. Compensation expense relating to the 401(k) match was $135,000 for 2001, $125,000 for 2000, and $111,000 for 1999.

The Company has established for full-time employees who have attained the age of 21 an Employee Stock Ownership Plan ("ESOP"). The ESOP borrowed an aggregate of $7.1 million from the Company and purchased 712,000 common shares issued in the conversion. The Bank intends to make scheduled discretionary cash contributions to the ESOP sufficient to service and repay the amounts borrowed over a period of up to 14 years. In connection with the formation of the ESOP, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 93-6. As shares in the ESOP are earned and committed to be released, compensation expense is recorded based on their average fair value during each reporting period. The difference between the average fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid-in capital. The balance of unearned shares held by the ESOP is shown as a reduction of shareholders' equity. Only those shares in the ESOP which have been earned and are committed to be released are included in the computation of earnings per share.

As of December 31, 2001 and 2000, 403,881 and 334,030, respectively, of the shares in the ESOP were earned and committed to be released. Shares released are based on the interest method. Compensation expense related to the ESOP amounted to $856,000, $709,000, and $1.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The average fair value of the stock was $15.34, $12.52, and $14.54 for the years 2001, 2000, and 1999. Dividends received on unallocated ESOP shares in 2001, 2000 and 1999 amounted to $272,000, $332,000 and $361,000, respectively, and are included in compensation expense and were used to reduce current principal payments on the ESOP loan. The fair value as of December 31, 2001 and 2000 of the unearned shares in the ESOP was $5.2 million and $5.1 million, respectively, based on the market price of the company's common stock of approximately $16.75 and $13.44, respectively on those dates. The principal amount due on the

ESOP loan as of December 31, 2001 and 2000 was $3.5 million and $4.2 million, respectively. The total unallocated number of shares in the ESOP as of December 31, 2001 and 2000 were 308,122 and 377,973, respectively.

The Bank has purchased life insurance policies on the lives of certain employees of the Bank. By way of separate split dollar agreements, the policy interest is divided between the Bank and the employees. The Bank owns the policy, cash surrender value, including accumulated policy earnings, and the policy death benefit over and above the death benefit endorsed to the employee/beneficiary. Income recognized in 2001, 2000, and 1999, as a result of increased cash surrender value, was approximately $395,000, $344,000 and $331,000, respectively.

NOTE 11. CAPITAL REQUIREMENTS AND REGULATORY RESTRICTIONS

Capital Requirements

The Company is not required to maintain any minimum level of capital; however, the Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of tier I core (leverage) capital to adjusted total assets, tier I and total risk-based capital to risk-weighted assets, and tangible capital. As of December 31, 2001, the Bank meets all capital adequacy requirements to which it is subject.

The Bank has consistently maintained regulatory capital ratios at or above the well capitalized standards. To be categorized as well capitalized the Bank must maintain minimum tier I core (leverage), tier I and total risk-based, and tangible capital ratios as set forth in the table below.

As of December 31, 2001 and 2000, the Bank exceeded all capital requirements and had not been notified by the OTS that it is in need of more than normal supervision. The Bank is considered well capitalized under prompt corrective action provisions as of December 31, 2001 and 2000.

OTS regulations impose limitations upon all capital distributions such as cash dividends, payments to repurchase its shares, and payments to shareholders of another institution in a cash-out merger. Under the new regulation, an application to and the approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like the Bank, it is a subsidiary of a holding company. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. The Bank paid no dividends to the Company in 2001 or 2000. The Bank paid a special dividend of $32.5 million to the Company in 1999.

The Bank's capital amounts and ratios are as follows:

December 31, (Dollars in thousands)	Actual		Minimum Requirement		Well-Capitalized Requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001						
Tier I Core (Leverage)	$ 81,935	9.67%	$ 33,899	4.00%	$ 42,373	5.00%
Tier I Risk-Based	81,935	18.60	17,623	4.00	26,434	6.00
Total Risk-Based	86,191	19.56	35,246	8.00	44,057	10.00
Tangible	81,935	9.67	12,712	1.50	N/A	N/A
2000						
Tier I Core (Leverage)	$ 77,016	8.81%	$ 34,980	4.00%	$ 43,725	5.00%
Tier I Risk-Based	77,016	20.98	14,680	4.00	22,020	6.00
Total Risk-Based	80,103	21.83	29,361	8.00	36,701	10.00
Tangible	77,016	8.81	13,117	1.50	N/A	N/A

Regulatory Restrictions

Pursuant to Regulation D of the Federal Reserve, the Bank is required to maintain certain balances which include both cash on hand and deposits with the Federal Reserve. The amount of these balances as of December 31, 2001 and 2000 approximated $2.4 million and $2.9 million, respectively.

NOTE 12. CONTINGENT LIABILITIES

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS/CONCENTRATIONS OF CREDIT RISK

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the determination of fair value for certain of the Company's assets, liabilities and off balance sheet liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash

The carrying amount of cash, which includes interest-bearing deposits, approximates fair value.

Securities

The fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for securities with similar remaining maturities, comparable credit risk, and coupon rates.

Mortgage-Backed Securities and Collateralized Mortgage Obligations

The fair values are based on quoted market prices or dealer quotes.

Loans

Fair values are estimated for loan portfolios with similar financial characteristics by discounting contractural cash flows with adjustments for estimated prepayment. Assumptions regarding cash flows and discount rates were judgmentally determined using available internal information which management believes to be reasonable, taking into consideration the credit rating of the counter-parties, current interest rates, and remaining maturities.

Federal Home Loan Bank Stock

The stock can be redeemed at its carrying amount, which approximates fair value.

Noninterest-Bearing Deposits

The fair value on these deposits is the amount payable on demand on the reporting date.

Interest-Bearing Deposits

The fair value of checking, money market deposit, and savings accounts is the amount payable on demand at the reporting date. The fair value of certificates of deposit is determined by discounting the deposits using current rates of borrowings with comparable maturities as of the reporting date.

Borrowed Funds

Fair value is determined by discounting the borrowed funds using current rates of borrowings with comparable maturities as of the reporting date.

Commitments to Extend Credit

Fair value was estimated using the fees currently charged, if any, to enter into similar agreements, taking into account the remaining terms of the agreements and the creditworthiness of the counterparties.

The following table presents the estimates of fair value of financial instruments:

December 31, (Dollars in thousands)	2001		2000	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets:				
Cash	$ 29,859	$ 29,859	$ 22,730	$ 22,730
Held for trading securities	159	159	798	798
Available for sale securities	335,383	335,383	409,757	409,757
Held to maturity securities	3,138	2,914	12,800	12,761
Loans[1]	464,322	453,798	402,123	399,833
FHLB stock	12,429	12,429	15,458	15,458
Total financial assets	$845,290	$834,542	$863,666	$861,337
Financial Liabilities:				
Noninterest-bearing deposits	$ 32,996	$ 32,996	$ 33,891	$ 33,891
Interest-bearing deposits	501,442	496,695	490,445	488,594
Borrowed funds	236,711	229,575	266,656	268,598
Total financial liabilities	$771,149	$759,266	$790,992	$791,083

1 Balance net of deferred fees and allowance for loan losses.

Commitments to extend credit are both fixed and variable rate commitments. The estimated fair value of loan commitments at both December 31, 2001 and 2000 were equal to the carrying value of the commitments on those dates.

The Company also has loan commitments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments involve elements of credit risk in excess of the amount recognized in the consolidated financial statements. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and the commitments expire within 60 days. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held includes residential real estate and income-producing properties. Total commitments to extend credit at December 31, 2001 and 2000 were $40.9 million and $29.3 million, respectively and include both loan commitments and unused lines of credit which bear market rates at the time the commitments are exercised. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The Company believes that reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many financial instruments. This lack of a uniform valuation methodology also introduces a greater degree of subjectivity to these estimated values.

The Company's origination of loans is primarily concentrated in the local southwestern Pennsylvania market. Purchased loans are concentrated inside and outside its primary market area, such as other regions of Pennsylvania and other states not serviced by the Company. The Company has no significant concentrations of credit risk with any individual counterparty.

NOTE 14. SAIF ASSESSMENT

Effective January 1, 1997, Savings Bank Insurance Fund ("SAIF") members have the same risk-based assessment schedule as Bank Insurance Fund ("BIF") members. The Bank, as a well capitalized bank, will pay no assessment for deposit insurance coverage. However, all SAIF and BIF institutions including the Bank will be responsible for sharing the cost of interest payments on the Financing Corporation ("FICO") bonds. For the years ended December 31, 2001, 2000, and 1999, the cost to the Bank approximated 1.9, 2.1, and 5.9 basis points, respectively, for SAIF deposits. The annual cost of interest payments for the Bank was $98,000, $101,000 and $281,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 15. SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid during the years ended December 31, for interest and income taxes was approximately $34.3 million and $1.8 million, respectively, in 2001, $36.4 million and $2.9 million, respectively, in 2000 and $32.4 million and $2.7 million, respectively, in 1999. Noncash investing and financing activity consisted of securities sold not settled which totaled $3.5 million and $1.5 million as of December 31, 2001 and 2000, respectively. There were no securities sold nor settled as of December 31, 1999. The Company transferred $409,000, $195,000, and $404,000 of loans to foreclosed assets during 2001, 2000, and 1999, respectively.

NOTE 16. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The calculation of basic and diluted earnings per share follows:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2001	2000	1999
Basic Earnings Per Share:			
Net income	$ 5,166	$ 6,652	$ 7,115
Basic average shares outstanding	5,102,262	5,317,507	5,756,793
Basic earnings per share	$ 1.01	$ 1.25	$ 1.24
Diluted Earnings Per Share:			
Net income	$ 5,166	$ 6,652	$ 7,115
Basic average shares outstanding	5,102,262	5,317,507	5,756,793
Effect of dilutive securities:			
Shares issuable upon exercise of outstanding stock options and stock awards	68,693	39,891	62,784
Diluted average shares outstanding	5,170,955	5,357,398	5,819,577
Diluted earnings per share	$ 1.00	$ 1.24	$ 1.22

NOTE 17. GA FINANCIAL, INC. (PARENT COMPANY)

Following are the parent company's condensed financial statements:

December 31, (Dollars in thousands)	2001	2000
STATEMENTS OF FINANCIAL CONDITION		
Assets:		
Cash	$ 261	$ 1,177
Investment in the Bank	84,449	75,894
Investment in New Eagle Capital, Inc.	32,504	29,145
Prepaid expenses and other assets	1,609	930
Total assets	$118,823	$107,146
Liabilities And Shareholders' Equity:		
Borrowings due to subsidiaries	$ 21,729	$ 14,485
Other liabilities	154	13
Shareholders' equity	96,940	92,648
Total liabilities and shareholders' equity	$118,823	$107,146

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
STATEMENTS OF INCOME			
Income:			
Interest	$ 399	$ 478	$ 650
Capital stock tax refund	—	30	—
Other	32	71	135
Total income	431	579	785
Expense:			
Borrowed funds	1,295	864	464
General and administrative	610	600	576
State franchise tax	62	24	132
(Benefit) provision for income taxes	(540)	(277)	475
Total expense	1,427	1,211	1,647
Income before equity in undistributed earnings of Bank and New Eagle Capital, Inc.	(996)	(632)	(862)
Equity in undistributed earnings of Bank	4,734	5,667	6,191
Equity in undistributed earnings of New Eagle Capital, Inc.	1,428	1,617	1,786
Net income	$ 5,166	$ 6,652	$ 7,115

Year Ended December 31, (Dollars in thousands)	2001	2000	1999
STATEMENTS OF CASH FLOWS			
Operating Activities:			
Net income	$ 5,166	$ 6,652	$ 7,115
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of Bank	(4,734)	(5,667)	(6,191)
Equity in undistributed earnings of New Eagle Capital, Inc.	(1,428)	(1,617)	(1,786)
Allocation of SCP shares	66	77	73
Allocation of ESOP Plan shares	47	25	35
(Increase) decrease in prepaid expenses and other assets	(679)	(377)	648
Net increase (decrease) in other liabilities	141	(164)	408
Net cash (used in) provided by operating activities	(1,421)	(1,071)	302
Investing Activities:			
Proceeds from sales of available for sale securities	—	1,300	18,112
Increase in borrowings	7,244	9,380	2,190
Investment in Bank	—	—	32,500
Investment in New Eagle Capital, Inc.	(1,100)	(1,300)	(17,893)
Purchases of available for sale securities	—	—	(18,108)
Net cash provided by investing activities	6,144	9,380	16,801
Financing Activities:			
Purchases of treasury stock	(4,219)	(7,865)	(13,724)
Cash dividends paid	(3,650)	(3,919)	(3,776)
Other stock transactions	2,230	1,383	3,270
Net cash used in financing activities	(5,639)	(10,401)	(14,230)
Net (decrease) increase in cash and cash equivalents	(916)	(2,092)	2,873
Cash and cash equivalents at beginning of year	1,177	3,269	396
Cash and cash equivalents at end of year	$ 261	$ 1,177	$ 3,269

NOTE 18. SUBSEQUENT EVENTS (UNAUDITED)

On January 25, 2002, the Board of Directors declared a cash dividend of $0.18 per share to shareholders of record on February 8, 2002, payable on February 19, 2002.

Also, the Board of Directors approved a 5% repurchase of the outstanding common stock of GA Financial, Inc., or 270,516 shares. The repurchase must be completed by January 25, 2003. The total treasury shares of the Company's stock was 3,487,277 as of February 7, 2002.

On February 26, 2002 the Board of Directors approved Great American Federal to enter into a definitive agreement for the sale of the Norwin Hills branch office, located in Westmoreland County, to Commercial National Bank of Pennsylvania. Subject to regulatory approval, the sale is expected to be completed during the second quarter of 2002.

NOTE 19. STOCK-BASED COMPENSATION PLAN

On October 16, 1996 shareholders approved the "GA Financial, Inc. 1996 Stock Based Incentive Plan," as amended (the "Plan"). This Plan has two components which are described below. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock-based compensation plan.

Stock Awards

Under the Plan, 4% of the Company's outstanding shares or 356,000 shares could be awarded to directors, officers, or employees. The Company originally awarded 308,650 shares in October, 1996. The awards originally vested at the rate of 20% per year for five years and are forfeited if an employee is dismissed for cause. Awards can now be granted which vest over any period of time stipulated. Compensation expense recorded in the consolidated financial statements under this plan for 2001, 2000, and 1999 was $442,000, $568,000 and $779,000, respectively. The unearned compensation expense as of December 31, 2001 and 2000 is $406,000 and $758,000, respectively.

Stock Options

Under the Plan, the Company was authorized to issue options of up to 890,000 shares. The options originally vested at the rate of 20% per year for five years and are exercisable over a period of ten years from the date of the grant. The Company can now grant options that vest over any period of time stipulated. Because the Company accounts for this stock option plan using APB 25, no compensation expense has been recorded in the financial statements for this plan. Had compensation cost for this stock option plan been determined based on the fair value at the grant date consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Year Ended December 31, (Dollars in thousands, except per share amounts)		2001	2000	1999
Net income	As reported	$5,166	$6,652	$7,115
	Pro forma	5,017	6,564	7,055
Basic earnings per share	As reported	$1.01	$1.25	$1.24
	Pro forma	0.98	1.23	1.23
Diluted earnings per share	As reported	$1.00	$1.24	$1.22
	Pro forma	0.97	1.23	1.21

The fair value for the options described above was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001: risk-free interest rate of 4.82%, dividend yield of 4.50%, volatility factors of the expected market price of the Company's common stock of .296, and an average life of the options of 6.0 years. The following weighted average assumptions were used for 2000: risk-free interest rate of 6.98%, dividend yield of 5.00%, volatility factors of the expected market price of the Company's common stock of .322, and an average life of the options of 6.0 years. The following weighted average assumptions were used for 1999: risk free interest rate of 6.27%, dividend yield of 5.54%, volatility factors of the expected market price of the Company's common stock of .217, and an average life of the options of 3.8 years. The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

A summary of the status of the Company's stock based compensation plan and changes during the year are presented below:

December 31,	2001		
	Stock Awards	Stock Options	Weighted Average Exercise Price of Options
Outstanding, beginning of year	64,375	512,750	$13.00
Granted	17,700	49,000	15.01
Exercised	—	(92,850)	12.68
Vested and forfeited	(50,115)	(25,400)	14.27
Expired	—	—	—
Outstanding, end of year	31,960	443,500	$13.22
Exercisable at year end		359,499	
Weighted average fair value of awards/options granted during the year	$15.23	$15.01	

December 31,	2000		
	Stock Awards	Stock Options	Weighted Average Exercise Price of Options
Outstanding, beginning of year	103,740	502,100	$13.26
Granted	23,800	84,500	11.68
Exercised	—	(2,000)	12.75
Vested and forfeited	(63,165)	(31,950)	13.88
Expired	—	(39,900)	12.75
Outstanding, end of year	64,375	512,750	$13.00
Exercisable at year end		352,583	
Weighted average fair value of awards/options granted during the year	$11.68	$11.68	

December 31,	1999		
	Stock Awards	Stock Options	Weighted Average Exercise Price of Options
Outstanding, beginning of year	189,180	619,000	$13.16
Granted	—	—	—
Exercised	—	(85,900)	12.75
Vested and forfeited	(85,440)	(31,000)	12.75
Expired	—	—	—
Outstanding, end of year	103,740	502,100	$13.26
Exercisable at year end		227,800	
Weighted average fair value of awards/options granted during the year	$ —	$ —	

Information about the stock based incentive plan is described below:

	Options Outstanding				Options Exercisable	
	Exercise Price	Weighted Average Exercise Price	Remaining Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable
December 31, 2001	$12.75	$12.75	300,300	4.75 years	$12.75	300,300
December 31, 2001	19.76	19.76	10,000	4.75	19.76	6,000
December 31, 2001	21.99	21.99	12,000	4.75	21.99	4,000
December 31, 2001	11.68	11.68	75,200	4.75	11.68	38,666
December 31, 2001	14.55	14.55	10,000	9.25	14.55	3,333
December 31, 2001	14.15	14.15	21,000	9.25	14.15	4,200
December 31, 2001	16.70	16.70	15,000	9.50	16.70	3,000
December 31, 2000	12.75	12.75	403,000	5.75	12.75	321,500
December 31, 2000	19.76	19.76	10,000	5.75	19.76	4,000
December 31, 2000	21.99	21.99	16,000	5.75	21.99	4,000
December 31, 2000	11.68	11.68	83,750	5.75	11.68	23,083
December 31, 1999	12.75	12.75	472,100	6.75	12.75	221,800
December 31, 1999	19.76	19.76	10,000	6.75	19.76	2,000
December 31, 1999	21.99	21.99	20,000	6.75	21.99	4,000

QUARTERLY FINANCIAL DATA (UNAUDITED)

GA Financial, Inc.

Three Months Ended (Dollars in thousands, except per share amounts)	March 31,	June 30,	September 30,	December 31,
2001				
Interest income	$14,846	$14,490	$14,067	$13,411
Interest expense	9,017	8,579	8,363	7,923
Net interest income	5,829	5,911	5,704	5,488
Provision for loan losses	90	330	315	340
Net interest income after provision for loan losses	5,739	5,581	5,389	5,148
Noninterest income	827	1,089	122	1,509
Noninterest expense	4,613	4,718	4,639	5,128
Income before provision for income taxes	1,953	1,952	872	1,529
Provision for income taxes	450	445	—	245
Net income	$ 1,503	$ 1,507	$ 872	$ 1,284
Basic earnings per share[1]	$ 0.30	$ 0.30	$ 0.17	$ 0.25
Diluted earnings per share[1]	$ 0.29	$ 0.29	$ 0.17	$ 0.25
2000				
Interest income	$14,590	$14,780	$14,947	$14,732
Interest expense	8,862	8,831	9,273	9,330
Net interest income	5,728	5,949	5,674	5,402
Provision for loan losses	180	180	180	90
Net interest income after provision for loan losses	5,548	5,769	5,494	5,312
Noninterest income	1,016	806	1,063	940
Noninterest expense	4,436	4,083	4,115	4,717
Income before provision for income taxes	2,128	2,492	2,442	1,535
Provision for income taxes	510	610	615	210
Net income	$ 1,618	$ 1,882	$ 1,827	$ 1,325
Basic earnings per share[1]	$ 0.29	$ 0.35	$ 0.35	$ 0.26
Diluted earnings per share[1]	$ 0.29	$ 0.35	$ 0.35	$ 0.26

1 Quarterly earnings per share may vary from annual earnings per share due to rounding.

COMMON STOCK PRICE RANGE AND DIVIDENDS (UNAUDITED)

The following table illustrates GA Financial, Inc.'s high and low closing stock price on the American Stock Exchange and the cash dividends paid per share during 2001 and 2000.

2001	High	Low	Cash Dividends Paid per Share
First Quarter	$15.10	$13.25	$0.18
Second Quarter	15.85	13.98	0.18
Third Quarter	17.00	14.95	0.18
Fourth Quarter	17.10	15.25	0.18
Total			$0.72

2000	High	Low	Cash Dividends Paid per Share
First Quarter	$13.25	$10.75	$0.18
Second Quarter	12.38	11.00	0.18
Third Quarter	14.88	11.25	0.18
Fourth Quarter	14.75	12.13	0.18
Total			$0.72

Directors and Officers

DIRECTORS

John M. Kish, *Chairman*
Chief Executive Officer
GA Financial, Inc.

Thomas E. Bugel,
Vice Chairman
Former Co-Owner and
Vice President
East Liberty Electro-Plating
Company

Darrell J. Hess
Former President
D.J. Hess Advertising

Thomas M. Stanton
Sales Manager
Arthurs, Lestrange and
Company, Inc.

Robert J. Ventura
Principal, Ventura Group, LLC

David R. Wasik
Partner
Savolskis-Wasik-Glenn
Funeral Home

Joseph E. Bugel*

Todd L. Cover**

OFFICERS OF GA FINANCIAL, INC.

John M. Kish
Chairman of the Board and
Chief Executive Officer

James V. Dionise
Chief Financial Officer/
Secretary/Treasurer

Todd L. Cover
Assistant Treasurer

Cheryl M. Riley
Assistant Secretary

PRINCIPAL OFFICERS OF GREAT AMERICAN FEDERAL

John M. Kish
Chief Executive Officer

Todd L. Cover
President and
Chief Operating Officer

James V. Dionise
Senior Vice President, Chief
Financial Officer/Secretary/
Treasurer

Elizabeth A. Berkely
Vice President,
Human Resources

E. Jeffrey Walker
Vice President, Marketing

Vicki J. Hays
Vice President, Lending

Judith A. Stoeckle
Vice President,
Systems Coordinator-
Information Services

Wayne A. Callen
Vice President, Data Processing-
Information Services

Cheryl M. Riley
Assistant Secretary

OFFICERS OF GA FINANCIAL STRATEGIES LLC

John M. Kish
President

Richard K. Wiethorn
Vice President, Treasurer

James V. Dionise
Assistant Treasurer

Todd L. Cover
Secretary

OFFICERS OF NEW EAGLE CAPITAL, INC.

John M. Kish
Director/President

James V. Dionise
Director/Secretary/Treasurer

Todd L. Cover
Vice President

William Langan
Director/Assistant Treasurer

Phyllis Kucharczuk
Assistant Secretary

*Director Emeritus

**Director, Great American
Federal

Corporate Information

Corporate Headquarters

GA Financial, Inc.
4750 Clairton Boulevard, Pittsburgh, Pennsylvania 15236-2187
(412) 882-9946 • (412) 882-8580 FAX

Stock Information

GA Financial, Inc. is traded on the American Stock Exchange under the stock symbol "GAF." As of February 7, 2002, GA Financial, Inc. had 5,412,723 shares of common stock outstanding and approximately 1,571 shareholders of record.

Internet Information

GA Financial, Inc.'s financial reports and information about its products and services are available at www.greatamericanfederal.com.

Financial Information

A copy of GA Financial, Inc.'s Annual Report on Form 10-K without exhibits is available without charge to shareholders upon written request. Requests should be sent to Mr. James V. Dionise, Chief Financial Officer/Secretary/Treasurer.

Inquiries

Security analysts, retail brokers and shareholders seeking financial information should contact Mr. James V. Dionise, Chief Financial Officer/Secretary/Treasurer. Requests for written materials can be forwarded to the attention of Mr. James V. Dionise, Chief Financial Officer/Secretary/Treasurer.

Dividend Reinvestment Plan

GA Financial, Inc. maintains a Dividend Reinvestment/Cash Purchase Plan for registered holders of its common stock. A brochure describing the Plan and an application to participate may be obtained by contacting Mr. James V. Dionise, Chief Financial Officer/Secretary/Treasurer.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on Wednesday, April 24, 2002 at The Bradley House, 5239 Brownsville Road, Pittsburgh, PA 15236. Shareholders are encouraged to attend.

Special Legal Counsel

Muldoon Murphy and Faucette LLP, 5101 Wisconsin Avenue, NW Washington, D.C. 20016.

Independent Auditors

KPMG LLP, One Mellon Center, Pittsburgh, PA 15219.

Registrar and Transfer Agent

Questions regarding the transfer of stock, lost certificates, address changes, account consolidation and cash dividends should be addressed to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016 • (800) 866-1340.

CORPORATE HEADQUARTERS

4750 Clairton Boulevard
Pittsburgh, PA 15236
(412) 882-9946

COMMUNITY OFFICES

Caste Village
Caste Village Shoppes
Baptist and Grove Roads
Pittsburgh, PA 15236
(412) 884-1301

Clairton
608 Miller Avenue
Clairton, PA 15025
(412) 233-4600

Elizabeth
548 Rock Run Road
Buena Vista, PA 15018
(412) 751-1818

Forest Hills
2210 Ardmore Boulevard
Forest Hills, PA 15221
(412) 351-3717

McKeesport
225 Fifth Avenue
McKeesport, PA 15134
(412) 673-7400

Munhall
4600 Main Street
Munhall, PA 15120
(412) 462-2100

North Fayette Township
(In Wal-Mart Super Center)
250 Summit Park Drive
Pittsburgh, PA 15275
(412) 490-0220

North Versailles
(In Wal-Mart Super Center)
100 Walmart Drive
North Versailles, PA 15137
(412) 825-6171

Norwin
Norwin Hills Shopping Center
8775 Norwin Avenue
North Huntingdon, PA 15642
(724) 864-7536

Regent Square
1105 South Braddock Ave.
Pittsburgh, PA 15218
(412) 242-4500

Waterfront
500 East Waterfront Drive
Homestead, PA 15120
(412) 461-8433

West Mifflin
6015 Mountain View Drive
West Mifflin, PA 15122
(412) 650-4020

White Oak
1527 Lincoln Way
White Oak, PA 15131
(412) 672-2112

Whitehall
4750 Clairton Boulevard
Pittsburgh, PA 15236
(412) 882-9800

Customer Call Center
1-888-GAF-9400

Web Address
www.greatamericanfederal.com